No Act
PE 12/20/2011

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

February 6, 2012

Warren J. Nimetz
Fulbright & Jaworski L.L.P.
wnimetz@fulbright.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-6-12

Re: RTI Biologics, Inc.
Incoming letter dated December 20, 2011

Dear Mr. Nimetz:

This is in response to your letters dated December 20, 2011, January 4, 2012, and January 24, 2012 concerning the shareholder proposal submitted to RTI by Elroy G. Roelke on behalf of the RTIX Shareholders Committee. We also have received letters on the proponent's behalf dated January 11, 2012 and January 26, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Elroy G. Roelke
***FISMA & OMB Memorandum M-07-16***

February 6, 2012

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: RTI Biologics, Inc.
Incoming letter dated December 20, 2011

The proposal would amend the certificate of incorporation in the manner specified in the proposal.

There appears to be some basis for your view that RTI may exclude the proposal under rules 14a-8(i)(2) and 14a-8(i)(6). We note that in the opinion of your counsel, implementation of the proposal would cause RTI to violate state law. It appears that this defect could be cured, however, if the proposal were recast as a recommendation or request that the board of directors take the steps necessary to implement the proposal. Accordingly, unless the proponent provides RTI with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if RTI omits the proposal from its proxy materials in reliance on rules 14a-8(i)(2) and 14a-8(i)(6).

Sincerely,

Shaz Niazi
Attorney-Adviser

**DIVISION OF CORPORATION FINANCE**
**INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS**

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

RTIX SHAREHOLDERS COMMITTEE

C/O ELROY G. ROELKE, ESQ.
100 COLLINS DRIVE
SHERMAN, TX 75092-3908

Phone: 903-892-3587 eMail ***FISMA & OMB Memorandum M-07-16***

January 26, 2012

Via E-MAIL - <shareholderproposals@sec.gov>

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N .E. Washington, D.C. 20549

Re: RTI Biologics, Inc.- Intention to Omit Shareholder Proposal of
Elroy G. Roelke on Behalf of the RTIX Shareholders Committee

Ladies and Gentlemen:

This letter replies to Attorney Nimetz' letter, dated January 24, 2012 on behalf of RTI Biologics, Inc. (the "Company" or "RTIX"), requesting that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") confirm that it will not recommend enforcement action to the Commission if the Company excludes the referenced proposal as revised (the "Revised Proposal" ) submitted by the RTIX Shareholders Committee on behalf of the shareholders.

The purpose of this reply is to again present to your office the reasons why, in accordance with the provisions of Rule 14a-8(1)(8), and in accordance with Delaware law, that our Proposed Amendment, as revised, should be included in the RTIX 2012 proxy statement, and to request that the Company's No-Action Request be denied.

***BACKGROUND:*** On December 6, 2011, we submitted a request to the Company for proxy inclusion of a Proposed Amendment to Article Seventh of the Certificate of Incorporation seeking to declassify staggered three-year board terms and to limit the maximum size of the RTIX Board to seven Directors and also proposing that such changes be effective as of the 2012 Annual shareholder meeting (the "Proposed Amendment").

On December 20, 2011, Attorney Nimetz submitted a No-Action Request to the Commission asking for a no-action letter for the intended refusal of our request, citing that (i) the request failed to comply with Delaware law which requires a Proposal for Amendment to the Certificate of Incorporation be first acted on by the Board prior to submitting the matter for vote by shareholders and (ii) that the Proposed Amendment, as drafted, would force early termination of the established terms of existing Directors, which termination is prohibited by law.

In response, as allowed pursuant to Rule 14a-8(1)(8), (i) we amended our request to state that we request the Board to act as necessary to submit our Proposed Amendment to the shareholders for vote, and (ii) we amended our Proposed Amendment to **stipulate** and **clarify**

EGR

that the terms of existing directors would not be shortened by the proposed change because the change would apply only to directors newly elected or re-elected at the 2012 annual meeting after the adoption of the Proposed Amendment. These amendments are in accord with Rule 14a-8(1)(8) and are not disputed in the Company's current letter.

The No-Action Request now claims such action is not enough, stating; " ..... while the Revised Proposal may seek to cure certain defects described in the No-Action Request, ... the Revised Proposal continues to be in violation of Rule 14a-8 for the other reasons set forth in the No-Action Request."

We dispute that claim. In support of our position, a summery of the claims set forth by the Company in sections II, III, and IV of the January 24th letter and our response to each of the claims, follows:

**Company Claim: "II. Basis for exclusion."**

The Company's "No Action Request" statements are summarized as follows:

"The Proposal may be excluded from the 2012 Proxy pursuant to:

"Rule 14a-8(i)(2): " since the Revised Proposal purports to be an amendment to the Charter to be presented as a binding resolution.... it is subject to § 242 of the Delaware General Corporation Law .... which does not permit unilateral stockholder action to amend the certificate.... The Company believes the revised proposal cannot be accomplished under Delaware law without action by the Board which is beyond the scope or plain meaning of the Revised Proposal. The Company believes the Revised Proposal is excludable under Rule 14a-8(i)(2) since the Revised Proposal, if implemented would cause the Company to violate Delaware Law."

"Rule 14a-8(i)(6): "The Company lacks the power of authority to implement the Revised Proposed Amendment."

OUR ANSWERS – These statements are incorrect because our Response Letter of December 27,2011 corrects the sequencing of actions that the Board must take for the adoption of our resolution and its presentation to shareholders for a vote. Further, our revision of the Proposed Amendment clearly states that existing Directors continue in office until their terms expire. The language of the Nimitz response warps the wording and intent of Delaware General Corporate Law ("DGCL").

Regarding Rule 14a-8(i)(2): we have not requested the Board to amend the Certificate. This power rests solely – and unilaterally – with the shareholders. Requesting the Board to present the Revised Proposed Amendment to the shareholders for vote is fully within the Board's power, authority and duty. A Board action to present the Revised Proposed Amendment to the shareholders for consideration and vote is not a violation of Delaware Law; and the Company's allegation that it is, or would be, is not sustainable.

Regarding Rule 14a-8(i)(6): this is a factually incorrect, unsupported and an unsustainable statement!

**Company Claim: "III. "The Revised Proposal may be excluded because its implementation would cause the Company to violate Delaware Law."**

The "No Action Request" statements are summarized as follows:

"A shareholder proposal may be excluded under Rule 14a-8(i)(2) if implementation would cause a company to "violate and state, federal or foreign law to which it is subject." The Revised Proposal in not stated in precatory language that requests or recommend action. Rather, the Revised Proposal seeks to have the shareholders, acting without approval of the Board of Directors, amend Article Seventh ....of the "Charter". .... Since the Revised Proposal purports to be an amendment to the Charter, it is subject to §242 of the DGCL regarding amendments to a certificate ..... Section 242(b) of the DGCL provides in part "[e]very amendment ... shall be made and effected in the following manner.... its board of directors shall adopt a resolution setting forth the amendment proposed, declaring its advisability and directing that the amendment proposed be considered at the next annual meeting of shareholders." The Board has not adopted a resolution setting forth the Revised Proposal ......."

**OUR ANSWERS** – These statements are a misstatement of the facts. The real facts are that:

(i) "Revised Proposal" as referred to is not a proposal, it is the wording of a Proposed Amendment to the Certificate ("Charter") that we have requested the Board, in accordance with Delaware Law, to present to the Shareholders for their consideration and action at the next annual meeting.

(ii) The implementation of the request for the Board to act and pass a resolution to include the Proposed Amendment for consideration is not a violation of Delaware law. On the contrary, failure of the Board to comply with the request would be a violation of the law!

(iii) If the Board properly acts to include the Proposed Amendment for consideration and vote by the shareholders, and if a majority of the shareholders vote in favor of the Proposed Amendment, then the implementation thereof would not be a violation of the Delaware Law.

**Company Claim "IV: "The Revised Proposal may be excluded because the Company lacks the power or authority to implement the Revised Proposal".**

The "No Action Request" statements are summarized as follows: "As discussed above, the Revised Proposal would cause the Company to amend it Charter without following the procedures prescribed by the DGLC which requires an amendment to its certificate ... to first be approved by the Board of Directors and then followed by approval of the stockholders. Because the Company lacks the power or authority to implement the Revised Proposal, without following the required procedures to amend a certificate... under Delaware law, the Revised Proposal is also excludable under Rule 14a-8(i)(6)"

**OUR ANSWERS** – Nonsense. Attorney Nimitz is mistaken with respect to the definition of certain words used in our exchanges.

Section 242(b) of the DGCL provides in part "[e]very amendment ... **shall** be made and effected in the following manner... its board of directors **shall** adopt a resolution setting forth the amendment proposed, **declaring** its advisability and **directing** that the amendment proposed be considered at the next annual meeting of shareholders."

To clarify the definitions, I offer the following: in regard to the Delaware law, he ignores the word, "shall", and miss-applies the words of "declaring its advisability". The word "shall" means "shall" as in "do it"! It does not mean "may" nor does it mean "may not"!

. The word "declare" means to "take a position", i.e. *"to declare one's position in a controversy"*. This provision of the Law authorizes the Board to state their support or non-support of a proposal and state any and all reasons therefore. However, it does not convey any greater power so as to require the Board's approval – a vote of "Yes" or "No" is a decision extended unilaterally to the Shareholders !

While Attorney Nimetz' letter appears to be logical, his failure to acknowledge the command of the word, "shall", and his mis-application of the word, "declaring", has created a false logic that cannot be applied within the context of our argument.

**Other Matters:**

**V. Request for Waiver of Rule 14a-8(j)(1) Deadline.**

The Committee has no comments with regard to this request

**"VI. "Request for Denial of Opportunity for Revisions to the Revised Proposal".**

At the present time, the Committee does not intend to further revise our request for the Board to take action as necessary, to include, in the 2012 Proxy Statement the shareholder consideration of the Revised Proposal for an Amendment of Article Seventh of the Amended and Restated Certificate of Incorporation.

We note that in paragraph 3 of this section, the statement is made to the effect that "extensive revisions would be required---- etc, etc, etc!." As a lawyer, I am aware that revisions can always be suggested for any document. However, the basic provisions of the Proposal for Amendment to Article Seventh are factual and understandable and are in full accordance with the Delaware General Corporate Law. We believe the shareholders should have the right to decide whether to approve or to decline the Proposed Amendment as stated and no further revisions are needed at the present time. Any further request for change, or allegation of non-compliance with DGCL or SEC Rules would be a delay tactic seeking to circumvent the Committee request for Board action in accordance with the DGCL.

CONCLUSION

We ask the Commission to deny the Company's Request for permission to omit the Proposed Amendment to the Certificate of Incorporation from the Company's 2012 Proxy Statement.

It is noted that Attorney Nimetz has requested that if the Staff is unable to concur with the Company's conclusions, the Company be provided the opportunity to confer with members of the Staff prior to issuance of any written response to their letter. In such case, on behalf of the Committee, we herewith respectfully request the opportunity to participate in such discussions.

Further, we are hopeful the Staff will soon act on this matter so that the shareholders do not lose their right to establish the guidelines for Board terms of office and number of Board seats solely as a result of a management strategy of strategic delay.

As a former member of the Board of Tutogen Medical, Inc. acquired by RTIX in 2008, when controversy arose, Directors were reminded of the philosophy that:-"it's not 'who's right', it's 'what's right' that counts!". I submit such reasoning could be and should be a principal to consider at the present time.

The Committee does not understand why the Company should object to providing the shareholders with the opportunity to voice their opinion regarding ending staggered Board terms. In implementing our request, the Board still has the right and duty of "declaring its advisability". So why not do that and then let the shareholders decide. What's Right?

Respectfully

Elroy G. Koelke

CC: Attorney Warren J. Nimetz
Via Email: <wnimetz@fulbright.com>
RTI Biologics Directors
Thomas R. Rose, Corporate Secretary

FULBRIGHT
& Jaworski L.L.P.
Attorneys at Law

**Warren J. Nimetz**
*Partner*

666 Fifth Avenue, 31st Floor • New York, New York 10103-3198
wnimetz@fulbright.com • Direct: 212 318 3384 • Main: 212 318 3000 • Facsimile: 212 318 3400

January 24, 2012

**VIA E-MAIL**

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: RTI Biologics, Inc.—Intention to Omit Shareholder Proposal of
Elroy G. Roelke on Behalf of the RTIX Shareholders Committee

Ladies and Gentlemen:

Reference is made to our letter, dated December 20, 2011 (the "Original No-Action Request"), on behalf of RTI Biologics, Inc. (the "Company"), in which we requested that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") confirm that it would not recommend enforcement action to the Commission if the Company were to exclude the original shareholder proposal (the "Original Proposal") submitted by Elroy G. Roelke on behalf of the RTIX Shareholders Committee (the "Proponent") from the Company's proxy statement and form of proxy to be distributed to the Company's stockholders in connection with its 2012 annual meeting of stockholders (the "2012 Proxy Materials").

Reference is also made to our letter, dated January 4, 2012 (the "No-Action Supplement"), supplementing the Original No-Action Request, following a submission by the Proponent to the Commission via e-mail on December 28, 2011, attaching a letter dated December 27, 2011 (the "Shareholder Response Letter") and a revised shareholder proposal (the "Revised Proposal"). In addition, we refer to the Proponent's letter, dated January 11, 2012, in response to the No-Action Supplement, submitted by the Proponent to the Commission via e-mail on January 11, 2012 (the "Second Shareholder Response Letter").

For the convenience of the Staff, copies of each of the foregoing referenced documents are enclosed, in chronological order, as follows:

| | |
|---|---|
| Original Proposal | Annex I |
| Original No-Action Request | Annex II |
| Shareholder Response Letter and Revised Proposal | Annex III |
| No-Action Supplement | Annex IV |
| Second Shareholder Response Letter | Annex V |

Following my conversation yesterday with Matt McNair of the Staff in connection with the above-referenced shareholder proposal, we are submitting this letter to advise the Staff that the Company has determined to accept the changes to the Original Proposal contained in the Revised Proposal in accordance with the guidance set forth in Section E-3 of Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14"), subject to the Staff's waiver of the 80-day filing requirement set forth in Rule 14a-8(j)(1) as requested in this letter. Accordingly, on behalf of the Company, this letter replaces the Original No-Action Request and restates the request for confirmation that the Staff will not recommend enforcement action to the Commission if the Company excludes the Revised Proposal from its 2012 Proxy Materials.

Pursuant to Staff Legal Bulletin No. 14D (CF), Shareholder Proposals (November 7, 2008) ("SLB 14D"), question C, on behalf of the Company, the undersigned hereby submits this letter, which includes an explanation of the bases on which the Company believes it may exclude the Revised Proposal, to the Commission via e-mail to shareholderproposals@sec.gov and in lieu of providing six additional copies of this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In addition, in accordance with Rule 14a-8(j), a copy of this submission is being emailed and mailed simultaneously to the Proponent, informing the Proponent of the Company's intention to exclude the Revised Proposal from the 2012 Proxy Materials.

The Company will promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by email or fax to the Company only. Rule 14a-8(k) and Section E of SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the shareholder proponent elects to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to remind the Proponent that if the Proponent submits correspondence to the Commission or the Staff with respect to the Revised Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company.

## I. Revised Proposal

The Revised Proposal reads as follows (marked to show changes from the Original Proposal with additions indicated with italicized, boldface text and deletions indicated by strike-through text):

STOCKHOLDER'S RESOLUTION
TO
AMEND ARTICLE #7
OF THE
RTI BIOLOGICS, INC.
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

**Resolved**, in order to have a more efficient Board of Directors and ~~to obtain~~ quicker response to the ***stockholders*** goals and requirements ~~of the stockholders for a profitable business enterprise~~, the provisions relative to the Board of Directors, stated and identified in the Amended and Restated Certificate of Incorporation as "Seventh: Classification of Board of Directors" with no limits on the number of Directors and establishing 3 year terms therefor, are herewith revoked in their entirety and are replaced and superseded by the following provisions:

"**Seventh: Board of Directors.** The business and affairs of the Corporation shall be managed by and under the direction of a Board of Directors duly elected by the stockholders, which Board shall exercise all the powers of the Corporation except as such are by Law, the Certificate of Incorporation, or the Bylaws of the Corporation, conferred upon or reserved to the stockholders of the Corporation. The number of Directors, election thereof, terms of office, and authority to adopt and amend the Bylaws shall be as follows:

" (a) Number. The number of directors of the Corporation commencing with the annual stockholder meeting in the year 2012 shall be seven (7). Such number of directors may be decreased or increased from time to time as provided in the Bylaws so long as the number of directors shall not be less than five (5) nor more than seven (7) and no decrease shall have the effect of shortening the term of any incumbent director elected by the stockholders.

" (b) Election and Term. ~~Each director~~ ***Commencing herewith, directors*** shall be elected at the annual meeting of stockholders to serve a one-year term ending on the date of the next annual meeting of stockholders following the date at which the director was elected, and until his or her successor is elected and qualified or until his or her death, retirement, or resignation***; provided however, any currently serving director previously elected for a three year term shall continue to serve the remaining time of their elected term unless such person shall be removed for cause; it being further provided that upon expiration of such three year term, any reelection shall be for a one year term period.***

" (c) Vacancies. Any vacancy on the Board of Directors may be filled by a majority of the remaining directors then in office although less than a quorum, or by a sole remaining director. The term of any director selected by the Board of Directors to fill a vacancy shall expire at the next stockholders' meeting at which directors are elected.

" (d) Bylaws. The Board of Directors shall have the power to adopt, amend or repeal the Bylaws of the corporation; provided, the stockholders shall also have the power to adopt, amend or repeal the Bylaws of the corporation and the Board of Directors may not repeal or amend any Bylaw provision that the stockholders have expressly enacted without ratification by the stockholders. ~~No Bylaw hereafter legally adopted, amended, altered or repealed shall invalidate any prior act of the directors or officers of the Corporation that would have been valid if such Bylaw had not been adopted, amended, altered or repealed.~~"

* * * * *

## II. Bases for exclusion.

The Company respectfully requests that the Staff concur in its view that the Revised Proposal may be excluded from the 2012 Proxy Materials pursuant to:

- Rule 14a-8(i)(2)—Since the Revised Proposal purports to be an amendment to the Charter to be presented as a binding resolution for approval at the 2012 Annual Meeting, it is subject to Section 242 of the Delaware General

Corporation Law (the "DGCL") regarding amendments to the certificate of incorporation, which does not permit unilateral stockholder action to amend the certificate of incorporation of a Delaware corporation. The Company believes that the Revised Proposal cannot be accomplished under Delaware law without action by the Board which is beyond the scope or plain meaning of the Revised Proposal. The Company believes that the Revised Proposal is excludable under Rule 14a-8(i)(2) since the Revised Proposal, if implemented, would cause the Company to violate Delaware law.

- Rule 14a-8(i)(6)—The Company lacks the power or authority to implement the Revised Proposal.

**III. The Revised Proposal may be excluded because its implementation would cause the Company to violate Delaware law.**

A shareholder proposal may be excluded under Rule 14a-8(i)(2) if implementation of the proposal would cause a company to "to violate any state, federal or foreign law to which it is subject." The Company is incorporated under the laws of the State of Delaware. The Revised Proposal is not stated in precatory language that requests or recommends action. Rather, the Revised Proposal seeks to have the shareholders, acting without the approval of the Board of Directors, amend Article Seventh of the Company's Amended and Restated Certificate of Incorporation (the "Charter"). The Revised Proposal calls for unilateral stockholder action to amend the Charter to eliminate the classification of directors of the Company and reduce the maximum number of directors serving on the Board to seven. Since the Revised Proposal purports to be an amendment to the Charter, it is subject to Section 242 of the DGCL regarding amendments to a certificate of incorporation. Section 242(b) of the DGCL provides, in part, that "[e]very amendment ... shall be made and effected in the following manner: ... its board of directors shall adopt a resolution setting forth the amendment proposed, declaring its advisability ... and directing that the amendment proposed be considered at the next annual meeting of the stockholders." The Board has not adopted a resolution setting forth the Revised Proposal, declared its advisability and directed that the Revised Proposal be considered at the 2012 Annual Meeting.

This letter also serves as the opinion of Fulbright & Jaworski L.L.P. for purposes of Rules 14a-8(i)(2) and 14a-8(j) that, for the reasons provided herein, the implementation of the Revised Proposal would cause a violation of Delaware law.

Since the Revised Proposal, if implemented, would cause the Company to violate Delaware law, the Revised Proposal is excludable under Rule 14a-8(i)(2).

**IV. The Revised Proposal may be excluded because the Company lacks the power or authority to implement the Revised Proposal.**

A shareholder proposal may be excluded under Rule 14a-8(i)(6) if "the company would lack the power or authority to implement the proposal." As the Staff has held on numerous occasions, Rule 14a-8(i)(6) applies to a shareholder proposal that, if adopted by the company's stockholders, would cause the company to violate applicable state law. *See, e.g., Ball Corp.* (Jan. 25, 2010); *Schering-Plough Corp.* (Mar. 27, 2008), *Noble Corp.* (Jan. 19, 2007); *SBC Communications Inc.* (Jan. 11, 2004); and *Xerox Corp.* (Feb. 23, 2004). As discussed above, the Revised Proposal would cause the Company to amend its Charter without following the procedures prescribed by the DGCL which requires an amendment to the certificate of incorporation of a Delaware corporation to first be approved by the Board of Directors and then followed by approval of the stockholders. Because the Company lacks the power or authority to implement the Revised Proposal, without following the required procedures to amend a certificate of incorporation under Delaware law, the Revised Proposal is also excludable under Rule 14a-8(i)(6).

## V. Request for Waiver of Rule 14a-8(j)(1) Deadline.

The Company further requests that the Staff waive the 80-day filing requirement set forth in Rule 14a-8(j)(1) for good cause. Rule 14a-(j)(1) requires that, if a company "intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission." However, Rule 14a-(j)(1) allows the Staff, in its discretion, to permit a company to make its submission later than 80 days before the filing of the definitive proxy statement if the company demonstrates good cause for missing the deadline.

As noted in the Original No-Action Request, the Company presently intends to file its definitive 2012 Proxy Materials with the Commission on or about March 16, 2012. The Revised Proposal was not received via e-mail until December 28, 2011, a date less than 80 days before the anticipated mailing date of the definitive 2012 Proxy Materials and at such a time which made it impracticable for the Company to prepare and file a submission prior to the deadline. As an initial matter, we note that under the Staff's rules, the Company was not required to acknowledge or accept the changes to the Original Proposal contained in the Revised Proposal after the Company had submitted the Original No-Action Request (*see* SLB 14, Section E-3), but as a courtesy to the Proponent we submitted the No-Action Supplement advising of the continuing deficiencies as promptly as practicable after receiving the Revised Proposal. We also note that we have submitted this letter as promptly as practicable after our discussion with the Staff and the Company's subsequent determination to accept the changes to the Original Proposal contained in the Revised Proposal.

The Staff has noted that "the most common basis for the company's showing of good cause is that the proposal was not submitted timely and the company did not receive the proposal until after the 80-day deadline has passed." *See* Staff Legal Bulletin No. 14B (September 15, 2004) ("SLB 14B"). The Staff has consistently found "good cause" to waive the 80-day requirement in Rule 14a8(j)(1) where the untimely submission of a proposal prevented a company from satisfying the 80-day provision. *See, e.g., Altria Group Inc.* (avail. Apr. 2, 2010) and *Bank of America* (avail. Mar. 1, 2010). Accordingly, we believe that the Company has shown good cause for its inability to meet the 80-day requirement and we respectfully request that the Staff waive the 80-day requirement with respect to this letter.

## VI. Request for Denial of Opportunity for Revisions to the Revised Proposal.

The Company recognizes that, on occasion, the Staff will provide a proponent an opportunity to make revisions to proposals that are "minor in nature and do not alter the substance of the proposal," in order to deal with proposals that "comply generally with the substantive requirements of Rule 14a-8, but contain some minor defects that could be *corrected easily.*" *See* SLB 14B, Section B-2. A proponent's revisions are rightly limited in such a manner because, under Rule 14a-8(c), a shareholder may only submit one proposal to a company for a particular shareholders' meeting, and, under Rule 14a-8(e), shareholders must comply with specific deadlines in submitting proposals (*see* SLB 14, Section E-3 ("depending on the nature and timing of the changes, a revised proposal could be subject to exclusion under Rule 14a-8(c), Rule 14a-8(e), or both").

The Company believes that the Staff in this case should not afford the Proponent such an opportunity to further revise the Revised Proposal for the reasons set forth below.

The Company believes that extensive revisions would be required to recast the Revised Proposal as a recommendation or request that the Company's board of directors take specified action in compliance with the note to Rule 14a-8(i)(1) and it would also be necessary to alter the substance of the proposal in order to bring the Revised Proposal into compliance with the other requirements of Rule 14a-8.

In addition, the Proponent has already had "two bites at the Rule 14a-8 apple" this year since the Company has elected to accept the changes to the Original Proposal contained in the Revised Proposal, notwithstanding that under the Staff's rules, the Company was not required to do so after the Company had submitted its no-action request. *See* SLB 14, Section E-3 (explaining that a company is not required to address a shareholder's revisions to its proposal after the company has submitted its no-action request and that the Staff will "base [its] no-action response on the proposal included in the company's no-action request [unless] the company indicates in a letter to [the Staff] and the shareholder that it acknowledges and accepts the shareholder's changes"). As discussed in this letter, the Revised Proposal is in violation of Rule 14a-8, and notwithstanding the issues raised in the No-Action Supplement, in the Second Shareholder Response Letter, the Proponent offers its own analysis as to the validity of the Revised Proposal under Delaware law and did not provide text for a further revised proposal. In short, the Proponent has already once submitted changes to its Original Proposal and subsequently reiterated its belief that the Revised Proposal is valid.

The Proponent had ample opportunity to prepare a Rule 14a-8 proposal which complied with previous Staff positions. The Revised Proposal continues to contain certain deficiencies that were described in the Original No-Action Request, although the Proponent has argued that the Revised Proposal is valid and has not asked for an opportunity to further revise the text of the resolution. The Company believes that it is unnecessary to allow the Proponent to revise its resolution for a second time, which would continue to divert time and resources of the Company and the Staff. The Company also believes that allowing a repeat user of Rule 14a-8 to revise its proposal has the effect of discouraging investors from ensuring that proposals are drafted in compliance with Rule 14a-8 at the outset. Instead, investors have an incentive to draft non-compliant proposals and rely on companies and the Staff to provide blueprints for remedying defects in those proposals.

Accordingly, the Company urges the Staff not to allow the Proponent to further revise the Revised Proposal.

**CONCLUSION**

For the foregoing reasons, without waiving any other possible grounds for exclusion, we respectfully reaffirm our request on behalf of the Company that the Staff confirm that it would not recommend enforcement action if the Company omits the Revised Proposal from its 2012 Proxy Materials. In addition, we request that the Staff waive the 80-day deadline in Rule 14a-8(j)(1) for good cause.

If you have any questions or require any further information, please contact the undersigned at wnimetz@fulbright.com or by telephone at (212) 318-3384. If the Staff is unable to concur with the Company's conclusions without additional information or discussions, the Company respectfully requests the opportunity to confer with members of the Staff prior to the issuance of any written response to this letter.

Very truly yours,

Warren J. Nimetz

WJN
Enclosures
cc: Elroy G. Roelke
RTIX Shareholders Committee

## ANNEX I

***Original Proposal***

# RTIX SHAREHOLDERS COMMITTEE

C/O ELROY G. ROELKE, ESQ.
100 COLLINS DRIVE
SHERMAN, TX 75092-3908

Phone: 903-892-3587 Email: ***FISMA & OMB Memorandum M-07-16***


November 30, 2011

Chairman and Director Dean H. Bergy;
President and Director Brian K. Hutchison;
Directors Julianne M. Bowler, Phillip R. Chapman, Roy D. Crowninshield, Peter F. Gearen, M.D.,
Gregory P. Rainey, Adrian J.R. Smith;
Shareholders of RTIX
c/o RTI Biologics, Inc.
11621 Research Circle
Alachua, Fl 36215

Re: Committee's Comments on Operations, Request for Answers to Certain Questions and Request for Inclusion of Stated Proposals for Shareholder Vote at Next Annual Shareholders Meeting.

Dear Directors:

The Company's improved third quarter 2011 results, while welcome, have not, in any way, diminished the Shareholder Committee's concerns regarding the past, present and future direction of the Company. (Note: "Shareholder" has the same meaning as "Stockholder" referred to in the Certificate of Incorporation) We raise these concerns, offer some comments, seek prompt answers to some specific questions and request that appropriate actions be taken.

It appears that the Board continues to defer to management and thus fails to provide adequate oversight to either the Tutogen acquisition or the Athersys investment. The Board should require management to establish a strategic plan and, once adopted, then closely monitor adherence to that plan. These oversight failures are reflected in the minuscule profitability and enterprise value of the Company. There are no other explanations. Management indicates that it is on the lookout for additional acquisitions. Considering management's track record this would be a waste of resources that could be better invested elsewhere.

The most important acquisition under current management's watch was Tutogen. What should have been accretive quickly deteriorated, fueled by unnecessary layers of junior managers and failure to leverage the newly acquired assets. The $3 mil invested in Athersys would have been better spent on sales and marketing activities for Tutoplast and Biocleanse products.

Another example of inept management practices is exemplified by the slow sale of excess inventory. Excess inventory built up over the course of many quarters when management failed to grasp the markets for which they were producing products.

Commenting on the public information filed with the SEC over the past several years, a former Company executive and current shareholder said:

> "It would be difficult not to be of the same mind with the Shareholder Committee's objectives and proposals. The public records show, unequivocally, that RTI Biologics enterprise value and shareholder value creation have been disappointing for many years and consistently underperforming the industry. History shows, overwhelmingly, that gradual governance change rarely works. There has to be an entire break with the past, however traumatic it may be. Temptation to compromise though, is always great. From the shareholders' perspective, it would not be unreasonable to conclude that the current

> Board's ineffectiveness will continue, and that only more of the same can be expected going forward. Shareholders want their Board representatives to create increasing business value in absolute and relative terms. In this fiduciary duty, based on the public information, the RTI Biologics Board appears to have failed its duty."

The Shareholder Committee has also consulted with some of the founders and prior investors of RTI, seeking their critical assessment regarding the impaired health of the Company and what treatments might be applied that could create the robust growth that the Company's merger of Tutogen should have ushered in. The common response was that the company's operational methods were bureaucratic and needed to be upgraded.

We respectfully request answers to the following questions:

- What is the difference between Biocleanse and Tutoplast product lines and why is there not a separate strategy for each?
- What really happened to the Medtronic contract?
- Since almost every dental surgery needs some kind of membrane, why has Zimmer not concentrated on marketing and selling RTI's bio-membranes?
- Why is the international business down almost 30%?
- What has happened to the French subsidiary?
- Why hasn't Germany improved and why is it not marketing Biocleanse and Tutoplast after 3 years?
- What has happened to Tutogen's hernia repair business with Davol?
- Where has all the Company's enterprise value gone to and why?

We have heard that management has indicated to analysts, that it has a standing low-ball offer for the Company. Sadly, if such is true, it reflects the very low outstanding opinion of the Company's performance in the past, at the present time, and for the future.

In view of our stated concerns, and the Company's inadequate disclosures which prompted the above questions, we are of firm belief that significant changes are in order and we request that the following be included in the Agenda and Proxy Statement for the next Annual Shareholders Meeting:

- A proposal to amend the Certificate of Incorporation to eliminate staggered Director terms and to restructure the current Board by a reduction in size to a maximum of 7 directors (see Stockholders Resolution attached hereto).

Further, The Committee has developed a list of individuals, including former Executives and Directors from both Tutogen and RTI Biologics who have indicated their availability as Advisors and to stand for election as Directors. The Committee requests that it be given the opportunity to present these individuals to the Directors and/or to the Nominating & Governance Committee for their consideration as candidates for available Directorships at the next Shareholder Meeting.

Thank you for your consideration of these matters and for prompt and fair action to our requests. If you have need for further information, please advise. If you have objections to these requests and propose to seek SEC consent to decline further action, the Committee would appreciate the courtesy of prior notification and the opportunity to discuss your concerns with the goal of reaching a mutually satisfactory resolution that would be in best interests of the Company.

Respectfully

RTIX Shareholders Committee

By: Elroy G. Roelke

Elroy G. Roelke, Committee Secretary and Member

Attachment: Stockholders Resolution

Copy to: Corporate Secretary, RTI Biologics, Inc

**STOCKHOLDERS RESOLUTION**
**TO**
**AMEND ARTICLE #7**
**OF THE**
**RTI BIOLOGICS, INC.**
**AMENDED AND RESTATED CERTIFICATE OF INCORPORATION**

**Resolved, in order to have a more efficient Board of Directors and to obtain quicker response to the goals and requirements of the stockholders for a profitable business enterprise, the provisions relative to the Board of Directors, stated and identified in the Amended and Restated Certificate of Incorporation as "Seventh: Classification of Board of Directors" with no limits on the number of Directors and establishing 3 year terms therefor, are herewith revoked in their entirety and are replaced and superseded by the following provisions:**

**"Seventh: Board of Directors. The business and affairs of the Corporation shall be managed by and under the direction of a Board of Directors duly elected by the stockholders, which Board shall exercise all the powers of the Corporation except as such are by Law, the Certificate of Incorporation, or the Bylaws of the Corporation, conferred upon or reserved to the stockholders of the Corporation. The number of Directors, election thereof, terms of office, and authority to adopt and amend the Bylaws shall be as follows:**

**" (a) <u>Number.</u> The number of directors of the Corporation commencing with the annual stockholder meeting in the year 2012 shall be seven (7). Such number of directors may be decreased or increased from time to time as provided in the Bylaws so long as the number of directors shall not be less than five (5) nor more than seven (7) and no decrease shall have the effect of shortening the term of any incumbent director elected by the stockholders.**

**" (b) <u>Election and Term.</u> Each director shall be elected at the annual meeting of stockholders to serve a one-year term ending on the date of the next annual meeting of stockholders following the date at which the director was elected, and until his or her successor is elected and qualified or until his or her death, retirement, or resignation.**

**" (c) <u>Vacancies.</u> Any vacancy on the Board of Directors may be filled by a majority of the remaining directors then in office although less than a quorum, or by a sole remaining director. The term of any director selected by the Board of Directors to fill a vacancy shall expire at the next stockholders' meeting at which directors are elected.**

**" (d). <u>Bylaws.</u> The Board of Directors shall have the power to adopt, amend or repeal the Bylaws of the corporation; provided, the stockholders shall also have the power to adopt, amend or repeal the Bylaws of the corporation and the Board of Directors may not repeal or amend any Bylaw provision that the stockholders have expressly enacted without ratification by the stockholders. No Bylaw hereafter legally adopted, amended, altered or repealed shall invalidate any prior act of the directors or officers of the Corporation that would have been valid if such Bylaw had not been adopted, amended, altered or repealed."**

◇◇◇◇◇

## ANNEX II

***Original No-Action Request***

FULBRIGHT
& Jaworski L.L.P.
Attorneys at Law

**Warren J. Nimetz**
*Partner*

666 Fifth Avenue, 31st Floor • New York, New York 10103-3198
*wnimetz@fulbright.com • Direct: 212 318 3384 • Main: 212 318 3000 • Facsimile: 212 318 3400*

December 20, 2011

**VIA E-MAIL**

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: RTI Biologics, Inc.—Intention to Omit Shareholder Proposal of Elroy G. Roelke on Behalf of the RTIX Shareholders Committee

Ladies and Gentlemen:

Our client, RTI Biologics, Inc. (the "Company"), has received a shareholder proposal (the "Proposal") from Elroy G. Roelke on behalf of the RTIX Shareholders Committee (the "Proponent") for inclusion in the proxy statement and form of proxy to be distributed to the Company's stockholders in connection with its 2012 annual meeting of stockholders (the "2012 Proxy Materials"). On behalf of our client, we hereby notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude the Proposal from its 2012 Proxy Materials for the reasons set forth below. The Company respectfully requests that the staff of the Division of Corporation Finance of the Commission (the "Staff") confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its 2012 Proxy Materials.

Pursuant to Staff Legal Bulletin No. 14D (CF), Shareholder Proposals (November 7, 2008) ("SLB 14D"), question C, on behalf of the Company, the undersigned hereby submits this letter, which attaches the Proposal and includes an explanation of the several individual bases on which the Company believes it may exclude the Proposal, to the Commission via e-mail to shareholderproposals@sec.gov and in lieu of providing six additional copies of this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In addition, in accordance with Rule 14a-8(j), a copy of this submission is being emailed and mailed simultaneously to the Proponent, informing the Proponent of the Company's intention to exclude the Proposal from the 2012 Proxy Materials.

The Company will promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by email or fax to the Company only. Rule 14a-8(k) and Section E of SLB 14D provide that shareholder proponents are required to send companies a

copy of any correspondence that the shareholder proponent elects to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to remind the Proponent that if the Proponent submits correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company.

The Company intends to file its definitive 2012 Proxy Materials with the Commission on or about March 16, 2012. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted to the Commission not later than 80 calendar days before the Company intends to file its 2012 Proxy Materials.

## I. Background.

The Proposal reads as follows (a copy of the letter dated November 30, 2011 setting forth the Proposal is attached as Exhibit A to this letter):

STOCKHOLDERS RESOLUTION
TO
AMEND ARTICLE #7
OF THE
RTI BIOLOGICS, INC.
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

Resolved, in order to have a more efficient Board of Directors and to obtain quicker response to the goals and requirements of the stockholders for a profitable business enterprise, the provisions relative to the Board of Directors, stated and identified in the Amended and Restated Certificate of Incorporation as "Seventh: Classification of Board of Directors" with no limits on the number of Directors and establishing 3 year terms therefor, are herewith revoked in their entirety and are replaced and superseded by the following provisions:

> "Seventh: Board of Directors. The business and affairs of the Corporation shall be managed by and under the direction of a Board of Directors duly elected by the stockholders, which Board shall exercise all the powers of the Corporation except as such are by Law, the Certificate of Incorporation, or the Bylaws of the Corporation, conferred upon or reserved to the stockholders of the Corporation. The number of Directors, election thereof, terms of office, and authority to adopt and amend the Bylaws shall be as follows:
>
> " (a) Number. The number of directors of the Corporation commencing with the annual stockholder meeting in the year 2012 shall be seven (7). Such number of directors may be decreased or increased from time to time as provided in the Bylaws so long as the number of directors shall not be less than five (5) nor more than seven (7) and no decrease shall have the effect of shortening the term of any incumbent director elected by the stockholders.

> " (b) Election and Term. Each director shall be elected at the annual meeting of stockholders to serve a one-year term ending on the date of the next annual meeting of stockholders following the date at which the director was elected, and until his or her successor is elected and qualified or until his or her death, retirement, or resignation.
>
> " (c) Vacancies. Any vacancy on the Board of Directors may be filled by a majority of the remaining directors then in office although less than a quorum, or by a sole remaining director. The term of any director selected by the Board of Directors to fill a vacancy shall expire at the next stockholders' meeting at which directors are elected.
>
> " (d) Bylaws. The Board of Directors shall have the power to adopt, amend or repeal the Bylaws of the corporation; provided, the stockholders shall also have the power to adopt, amend or repeal the Bylaws of the corporation and the Board of Directors may not repeal or amend any Bylaw provision that the stockholders have expressly enacted without ratification by the stockholders. No Bylaw hereafter legally adopted, amended, altered or repealed shall invalidate any prior act of the directors or officers of the Corporation that would have been valid if such Bylaw had not been adopted, amended, altered or repealed."

* * * * *

Pursuant to (i) Article Seventh of the Company's Amended and Restated Certificate of Incorporation (the "Charter")[1] and (ii) Section 3.02 of the Company's Amended and Restated Bylaws (the "Bylaws"),[2] the Company's board of directors (the "Board") is currently divided into three classes. One class of directors is elected at each annual meeting of stockholders of the Company ("Annual Meeting"). Each director is elected at an Annual Meeting "for a three-year term" to "hold office until the annual meeting for the year in which his or her term expires."

Three directors elected at the 2010 Annual Meeting are currently serving terms that will expire at the 2013 Annual Meeting, while two directors elected at the 2011 Annual Meeting are currently serving terms that will expire at the 2014 Annual Meeting. At the upcoming 2012 Annual Meeting, stockholders of the Company will be asked to elect three directors to serve terms that will expire at the 2015 Annual Meeting.

**II. Bases for exclusion.**

The Company respectfully requests that the Staff concur in its view that the Proposal may be excluded from the 2012 Proxy Materials pursuant to:

- Rule 14a-8(i)(2)—(i) By purporting to amend the Charter to prevent elected directors from completing the full terms for which they were duly elected, the implementation of the Proposal would, if implemented, cause the Company to

[1] The Charter is filed as Exhibit 3.1 to its Current Report on Form 8-K filed February 29, 2008.

[2] The Bylaws are filed as Exhibit 3.1 to its Current Report on Form 8-K filed August 4, 2008.

violate state law. (ii) Since the Proposal purports to be an amendment to the Charter and is presented as a binding resolution for approval at the 2012 Annual Meeting, it is subject to Section 242 of the Delaware General Corporation Law (the "DGCL") regarding amendments to the certificate of incorporation, which does not permit unilateral stockholder action to amend the certificate of incorporation of a Delaware corporation. The Company believes that the Proposal cannot be accomplished under Delaware law without action by the Board which is beyond the scope or plain meaning of the Proposal.

- Rule 14a-8(i)(6)—The Company and the Board lack the power or authority to implement the Proposal.
- Rule 14a-8(i)(8)—By seeking to have all directors stand for elections annually commencing with the 2012 Annual Meeting, the Proposal, in effect, would remove directors from office before their term has expired.

**III. The Proposal may be excluded because its implementation would cause the Company to violate Delaware law.**

A shareholder proposal may be excluded under Rule 14a-8(i)(2) if implementation of the proposal would cause a company to "to violate any state, federal or foreign law to which it is subject." The Company is incorporated under the laws of the State of Delaware. Section 141(d) of the DGCL states that:

> The directors of any corporation organized under this chapter may, by the certificate of incorporation or by an initial bylaw, or by a bylaw adopted by a vote of the stockholders, be divided into 1, 2 or 3 classes; the term of office of those of the first class to expire at the first annual meeting held after such classification becomes effective; of the second class 1 year thereafter; of the third class 2 years thereafter; and at each annual election held after such classification becomes effective, ***directors shall be chosen for a full term***, as the case may be, to succeed those whose terms expire (emphasis added).
>
> Section 141(k) of the DGCL states in relevant part:
>
> (k) Any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, ***except as follows***:
>
> (l) Unless the certificate of incorporation otherwise provides, ***in the case of a corporation whose board is classified*** as provided in subsection (d) of this section, ***stockholders may effect such removal only for cause*** (emphasis added).

This principle that directors serving on classified boards may not be removed from their office by stockholders without cause is also well established in Delaware case law. *See, e.g., Insituform of North America, Inc. vs. Chandler*, 534 A.2d 257 (Del. Ch. 1987). In addition, it is firmly established in Delaware law that directors may not be removed from their office by other directors. *See, e.g., Dillon vs. Berg*, 326 F. Supp. (1214 D. Del), aff'd 453 F.2d. 876 (3d Cir. 1971).

It is well settled Delaware law that directors on classified boards serve full three-year terms. Fifty years ago, in *Essential Enterprises vs. Automatic Steel Products, Inc.*,[3] Chancellor Seitz concluded: "Clearly the 'full term' visualized by the statute is a period of three years—not up to three years."[4] This was recently affirmed by the Delaware Supreme Court in the case of *Airgas, Inc. vs. Air Products and Chemicals, Inc.*,[5] in which the Court struck down a bylaw that purported to shorten the terms of sitting directors elected to three-year terms. The opinion of Justice Ridgely, unanimously supported by all of the Justices, concluded: "It [the January Bylaw in question] serves to frustrate the plan and purpose behind the provision for [Airgas's] staggered terms and it is incompatible with the pertinent language of the statute and the Charter. Accordingly, the January Bylaw is invalid, not only because it impermissibly shortens the directors' three-year staggered terms as provided by Article 5, Section 1 of the Airgas Charter, but also because it amounted to a *de facto* removal without cause of those directors... ."[6]

As noted above, Article Seventh of the Charter (along with Section 3.02 of the Bylaws and Section 141(d) of the DGCL) provides that the Board shall have three classes with each director "elected for a three-year term" to "hold office until the annual meeting for the year in which his or her term expires." One need look no further than the text of the Proposal itself to understand how implementation of the Proposal would directly conflict with Delaware law by preventing previously elected directors from serving out their full terms. The Proposal purports to fix the size of the Board at seven members "commencing with the annual stockholder meeting in the year 2012" with each director to be elected "to serve a one-year term." However there is no way this result can be achieved without shortening the terms of directors duly elected to three-year terms, which is not permitted under Delaware law.

In addition, the Proposal calls for unilateral stockholder action to amend the Charter to eliminate the classification of directors of the Company and reduce the maximum number of directors serving on the Board to seven. Since the Proposal purports to be an amendment to the Charter, it is subject to Section 242 of the DGCL regarding amendments to a certificate of incorporation. Section 242(b) of the DGCL provides, in part, that "[e]very amendment ... shall be made and effected in the following manner: ... its board of directors shall adopt a resolution setting forth the amendment proposed, declaring its advisability ... and directing that the amendment

---

[3] 159 A2d 288 (Del. Ch. 1960).

[4] *Id* at 290-291.

[5] C.A. No. 5817 (Del. Sup. Ct. Nov. 23, 2010).

[6] *Id* at 23.

proposed be considered at the next annual meeting of the stockholders." The Board has not adopted a resolution setting forth the Proposal, declared its advisability and directed that the Proposal be considered at the 2012 Annual Meeting.

This letter also serves as the opinion of Fulbright & Jaworski L.L.P. that, for the reasons provided herein, the implementation of the Proposal would cause a violation of Delaware law.

Since the Proposal, if implemented, would cause the Company to violate Delaware law, the Proposal is excludable under Rule 14a-8(i)(2).

**IV. The Proposal may be excluded because the Company lacks the power or authority to implement the Proposal.**

A shareholder proposal may be excluded under Rule 14a-8(i)(6) if "the company would lack the power or authority to implement the proposal." As the Staff has held on numerous occasions, Rule 14a-8(i)(6) applies to a shareholder proposal that, if adopted by the company's stockholders, would cause the company to violate applicable state law. *See*, e.g., *Ball Corp.* (Jan. 25, 2010); *Schering-Plough Corp.* (Mar. 27, 2008), *Noble Corp.* (Jan. 19, 2007); *SBC Communications Inc.* (Jan. 11, 2004); and *Xerox Corp.* (Feb. 23, 2004). As discussed above, it is beyond the power of the Board to achieve what the Proposal purports to require it to do (*i.e.*, have all directors stand for elections annually and reduce the maximum number of directors serving on the Board to seven, all commencing no later than the 2012 Annual Meeting). Because the Company lacks the power or authority to implement the Proposal, the Proposal is also excludable under Rule 14a-8(i)(6).

**V. The Proposal may be excluded because it falls into one of the enumerated exclusions under Rule 14a-8(i)(8).**

A shareholder proposal may be excluded under Rule 14a-8(i)(8) if, among other things, it would remove a director from office before his or her term expired. The predecessor to Rule 14a-8(i)(8) provided that a proposal could be omitted from proxy materials if the proposal "relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election." In the Commission's final rule, *Facilitating Shareholder Director Nominations*, Exchange Act Release No. 33-9136 (Aug. 25, 2010), the Commission indicated that the text of Rule 14a-8(i)(8) was amended in order to codify prior Staff no-action letters and interpretations with respect to the types of proposals that would continue to be excludable pursuant to Rule 14a-8(i)(8). For instance, it has been a long-standing position of the Staff that proposals which have the purpose, or that could have the effect, of prematurely removing a director from office before his or her term expired are excludable. *See*, e.g., *Royal Caribbean Cruises Ltd.* (Mar. 9, 2009); *Dollar Trees Stores Inc.* (Mar. 7, 2008); *Hilb Rogal & Company* (Mar. 3, 2008); *Peabody Energy Corporation* (Mar. 4, 2005); *FirstEnergy Corp* (Mar. 17, 2003); *Sears Roebuck and Co.* (Feb. 17, 1989); and *American Information Technologies Corp.* (Dec. 13, 1985).

In this case, the Proposal is seeking to have all directors stand for elections annually, commencing no later than the 2012 Annual Meeting. As described in some detail above, this would necessarily mean that some of the Company's directors would, in effect, be removed from office before his or her term expired. As a result, the Proposal is excludable under Rule 14a-8(i)(8) as well.

## CONCLUSION

For the foregoing reasons, the Company respectfully requests that the Staff confirm that it would not recommend enforcement action if the Company omits the Proposal from its 2012 Proxy Materials.

If you have any questions or require any further information, please contact the undersigned at wnimetz@fulbright.com or by telephone at (212) 318-3384. If the Staff is unable to concur with the Company's conclusions without additional information or discussions, the Company respectfully requests the opportunity to confer with members of the Staff prior to the issuance of any written response to this letter.

Very truly yours,

Warren J. Nimetz

WJN
Enclosures
cc: Elroy G. Roelke
RTIX Shareholders Committee

**EXHIBIT A**

***Letter, dated November 30, 2011, from Elroy G. Roelke on Behalf of the RTIX Shareholders Committee***

See Annex I

# ANNEX III

***Shareholder Response Letter and Revised Proposal***

# RTIX SHAREHOLDERS COMMITTEE

C/O ELROY G. ROELKE, ESQ.
100 COLLINS DRIVE
SHERMAN, TX 75092-3908

Phone: 903-892-3587 ***FISMA & OMB Memorandum M-07-16***


December 27, 2011

Mr. Thomas R. Rose
Vice President and Corporate Secretary
RTI Biologics, Inc.
11621 Research Circle
Alachua, Fl 36215

Re: Shareholder Request for Proxy Statement Inclusion of Proposal for Shareholder Vote at 2012 Annual Shareholders Meeting

Dear Sir:

I am again writing to you on behalf of the RTIX Shareholders Committee, of which I am a member, and also on my own behalf as the holder of 113,000 shares of RTI Biologics Common Stock, (80,000 directly in my name).

In accordance with the requirements of SEC Rule 14a-8, I herewith request that the Directors take the steps necessary, such as required under Delaware Corporate Law, to include the proposed Stockholders Resolution submitted herewith in the Company Proxy Statement for the 2012 Annual Shareholders Meeting and on the Meeting Agenda for consideration and vote by the Shareholders.

This attached Stockholders Resolution is a revision of the prior submit draft, such current proposal being revised to clearly comply with the requirements of law as detailed in the "Intent to Omit" letter submitted to the Securities and Exchange Commission by Attorney Warren J. Nimetz on December 20th. The revisions are of the paragraph titled "(b) Election and Term" and, in accordance with Delaware law, provide for the continued service of current Directors with vested three-year terms. (Note: to abide within the limitation of 500 words, I have made a few minor word trims and also deleted the last sentence of Paragraph (d) of my original submission. However, except for such limit, I would have preferred retention in the proposed Amendment.)

If you have any questions regarding our request as submitted please advise. I regret that my prior request had a procedural error and also failed to specify the continuity of existing terms as was covered by the last phrase of Paragraph (a). I assure you that neither I, nor the Committee, has any intent to cause the Company to violate or fail to conform to Delaware law or the requirements of the Securities and Exchange Commission.

I thank you for any assistance you may be able to provide to myself and to the Shareholders Committee for the inclusion of our Resolution in the 2010 Proxy Statement for consideration and action by the Company shareholders.

Sincerely

Elroy G. Roelke

Attachments: Revised Stockholder's Resolution
CC: RTI Biologics Directors
via Email: Attorney Warren Nimetz
via Email: SEC Division of Corporate Finance

# STOCKHOLDERS RESOLUTION
# TO
# AMEND ARTICLE #7
# OF THE
# RTI BIOLOGICS, INC.
# AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

**Resolved**, in order to have a more efficient Board of Directors and quicker response to the stockholders goals and requirements, the provisions relative to the Board of Directors, stated and identified in the Amended and Restated Certificate of Incorporation as "Seventh: Classification of Board of Directors" with no limits on the number of Directors and establishing 3 year terms therefor, are herewith revoked in their entirety and are replaced and superseded by the following provisions:

"**Seventh: Board of Directors.** The business and affairs of the Corporation shall be managed by and under the direction of a Board of Directors duly elected by the stockholders, which Board shall exercise all the powers of the Corporation except as such are by Law, the Certificate of Incorporation, or the Bylaws of the Corporation, conferred upon or reserved to the stockholders of the Corporation. The number of Directors, election thereof, terms of office, and authority to adopt and amend the Bylaws shall be as follows:

" (a) **Number.** The number of directors of the Corporation commencing with the annual stockholder meeting in the year 2012 shall be seven (7). Such number of directors may be decreased or increased from time to time as provided in the Bylaws so long as the number of directors shall not be less than five (5) nor more than seven (7) and no decrease shall have the effect of shortening the term of any incumbent director elected by the stockholders.

" (b) **Election and Term.** Commencing herewith, directors shall be elected at the annual meeting of stockholders to serve a one-year term ending on the date of the next annual meeting of stockholders following the date at which the director was elected, and until his or her successor is elected and qualified or until his or her death, retirement, or resignation; provided however, any currently serving director previously elected for a three year term shall continue to serve the remaining time of their elected term unless such person shall be removed for cause; it being further provided that upon expiration of such three year term, any reelection shall be for a one year term period.

" (c) **Vacancies.** Any vacancy on the Board of Directors may be filled by a majority of the remaining directors then in office although less than a quorum, or by a sole remaining director. The term of any director selected by the Board of Directors to fill a vacancy shall expire at the next stockholders' meeting at which directors are elected.

" (d). **Bylaws.** The Board of Directors shall have the power to adopt, amend or repeal the Bylaws of the corporation; provided, the stockholders shall also have the power to adopt, amend or repeal the Bylaws of the corporation and the Board of Directors may not repeal or amend any Bylaw provision that the stockholders have expressly enacted without ratification by the stockholders."

◇◇◇◇◇

# ANNEX IV

***No-Action Supplement***

FULBRIGHT
& Jaworski L.L.P.
Attorneys at Law

Warren J. Nimetz
Partner

666 Fifth Avenue, 31st Floor • New York, New York 10103-3198
wnimetz@fulbright.com • Direct: 212 318 3384 • Main: 212 318 3000 • Facsimile: 212 318 3400

January 4, 2012

**VIA E-MAIL**

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: RTI Biologics, Inc.—Intention to Omit Shareholder Proposal of Elroy G. Roelke on Behalf of the RTIX Shareholders Committee

Ladies and Gentlemen:

Reference is made to our letter, dated December 20, 2011 (the "No-Action Request"), on behalf of RTI Biologics, Inc. (the "Company"), in which we requested that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") confirm that it will not recommend enforcement action to the Commission if the Company excludes the referenced shareholder proposal (the "Proposal") submitted by Elroy G. Roelke on behalf of the RTIX Shareholders Committee (the "Proponent") from its proxy statement and form of proxy to be distributed to the Company's stockholders in connection with its 2012 annual meeting of stockholders (the "2012 Proxy Materials"). For the convenience of the Staff, a copy of the No-Action Request, enclosing the Proposal, is attached as Exhibit I to this letter.

This letter supplements the No-Action Request following a submission by the Proponent to the Commission via e-mail on December 28, 2011, attaching a letter dated December 27, 2011 (the "Response Letter") and a revised Proposal (the "Revised Proposal"). A copy of the Response Letter, enclosing the Revised Proposal, is attached as Exhibit II to this letter.

The Company has reviewed the Response Letter and Revised Proposal. The Company believes that while the Revised Proposal may seek to cure certain defects described in the No-Action Request, including the removal of some of the Company's directors from office before his or her term has expired, the Revised Proposal continues to be in violation of Rule 14a-8 for the other reasons set forth in the No-Action Request. Accordingly, we respectfully reaffirm our request on behalf of the Company that the Staff confirm that it would not recommend enforcement action if the Company omits the Proposal from its 2012 Proxy Materials for the other reasons set forth in the No-Action Request.

If you have any questions or require any further information, please contact the undersigned at wnimetz@fulbright.com or by telephone at (212) 318-3384. If the Staff is unable to concur with the Company's conclusions without additional information or discussions, the Company respectfully requests the opportunity to confer with members of the Staff prior to the issuance of any written response to this letter.

Very truly yours,

Warren J. Nimetz

WJN
Enclosures
cc: Elroy G. Roelke
RTIX Shareholders Committee

**EXHIBIT I**

***No-Action Request, dated December 20, 2011, from Warren J. Nimetz***

See Annex II

## EXHIBIT II

***Letter, dated December 27, 2011, from Elroy G. Roelke on Behalf of the RTIX Shareholders Committee***

See Annex III

## ANNEX V

***Second Shareholder Response Letter***

RTIX Shareholders Committee

C/O ELROY G. ROELKE, ESQ.
100 COLLINS DRIVE
SHERMAN, TX 75092-3908

Phone: 903-892-3587 ***FISMA & OMB Memorandum M-07-16***

January 11, 2012

Via E-MAIL - <shareholderproposals@sec.gov>

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N E
Washington, D.C 20549

Re: RTI Biologics, Inc.-Intention to Omit Shareholder Proposal of Elroy G. Roelke on Behalf of the RTIX Shareholders Committee

Ladies and Gentlemen:

This letter is in reply to Attorney Nimetz' letter, dated January 4, 2012 (the "No-Action Request"), on behalf of RTI Biologics, Inc. (the "Company" or "RTIX"), requesting that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") confirm that it will not recommend enforcement action to the Commission if the Company excludes the referenced proposal submitted by the RTIX Shareholders Committee (the "Proposal") on behalf of the shareholders.

The purpose of this reply is to present to your office the reasons why our Amended Proposal (or "Revised Proposal") should be included in the RTIX 2012 proxy statement in accordance with the provisions of Rule 14a-8(1)(8) and in accordance with Delaware law; and to request that the Company's No-Action Request be denied by the Commission.

*BACKGROUND:* On December 6, 2011, we submitted a request to the Company for proxy inclusion of a resolution seeking to declassify staggered three-year board terms and to limit the maximum size of the RTIX Board to seven in number and also proposing that such changes shall be effective as of the 2012 Annual shareholder meeting (the "Proposal").

On December 20, 2011, Attorney Nimetz's submitted a No-Action Request to the Commission asking for a no-action letter for the intended refusal of our Proposal, citing in various paragraphs that (i) the Proposal failed to comply with Delaware law which requires a proposal for Amendment to the Articles to be first acted on by the Board prior to submitting the matter for vote by shareholders and (ii) that the Proposal as drafted, would force early termination of the established terms of existing Directors which is prohibited by law

In response, as allowed pursuant to Rule 14a-8(1)(8), we amended our Proposal (a) to request the Board to act as necessary to submit our proposal to the shareholders for vote, and (b) to stipulate and clarify that the terms of existing directors would not be shortened by a change from classified three-year terms to one-year terms because the change would apply only to directors newly elected or re-elected at the 2012 annual meeting after the adoption of the proposed



EGR

Resolution. These Proposal amendments were in accord with Rule 14a-8(1)(8) and are not disputed as such in the Company's current letter.

The No-Action Request now claims such action is not enough, stating " -- while the Revised Proposal may seek to cure certain defects described in the No-Action Request. the Revised Proposal continues to be in violation of Rule 14a-8 for the other reasons set forth in the No-Action Request "

An analysis of the reasons set forth in sections II, III, IV and V of the December 20th letter and our response to each of the claims, follows:

**"II. Basis for exclusion."**

The "No Action Request" statements are summarized as follows: "The Proposal may be excluded from the 2012 Proxy pursuant to:

- "(i) Rule 14a-8(i)(2): "the Proposal, purporting to prevent elected directors from completing full terms for which they were duly elected, would cause Company to violate state law."
- "(ii) Rule 14a-8(i)(6): "the Company and the Board lack the power or authority to implement the proposal."
- "(iii) Rule 14a-8(i)(8): by seeking to have all Directors stand for election annually starting in 2012, would remove Directors before there term as ended"
- "Delaware General Corporation Law regarding amendments to the certificate of incorporation, which does not permit unilateral stockholder action to amend the Certificate of Incorporation of a Delaware corporation. The Company believes that the Proposal cannot be accomplished under Delaware law without action by the Board which is beyond the scope or plain meaning of the Proposal "

Our reply is: Objections under Claims (i) and (iii) have been rectified in our Amended Proposal and Claim (ii) is incorrect:

- Claim (i) We have clarified the proposal to specify that the Amendment would not terminate existing three-year terms but would apply only to current Directors whose terms have ended and who are re-elected, or to a newly elected Director.
- Claim (ii) This is not correct. The Board does have the power and authority to implement shareholder consideration of the proposal and the Company (i.e. the Corporation Shareholders) does have the authority to amend the Certificate of Incorporation.
- Claim (iii) We have not sought to by-pass the Board. We have, in accordance with the Statutes, requested the Board to take the actions necessary to present the Proposal to the shareholders.

In summery, the Amended Proposal addresses the points of concern and, as amended, explicitly complies with Delaware law.

**"III. The Proposal may be excluded because its implementation would cause the Company to violate Delaware Law."**

In this Paragraph, again citing Rule 14a-8(i)(2), the No-Action Request covers, in greater detail but only to the same end, the same objections noted above regarding early term terminations.

Our reply is, as above, these objections have been rectified and therefore implementation of the Amendments would not cause a violation Delaware Law.

**"IV. The Proposal may be excluded because the Company lacks the power or authority to implement the Proposal."**

This Paragraph of the No Action Request, again citing Rule 14a-8(i)(6), covers the same objection given regarding Rule 14a-8(i)(2) but refines it to state that it would cause a violation of State Law because, and I quote from the Request:

"it is beyond the power of the Board to achieve what the proposal purports to require the Board to do *(i.e.* ...annual terms. .. reduce board number. . ..be effective in 2012..)."

Then it further states "Because the Company lacks the power or authority to implement the Proposal, the Proposal is excludable under Rule 14a-8(i)(6)."

Our reply, once again is that the Amended Proposal does not seek to eliminate terms of existing Directors, and it would not immediately decrease the size of the Board to seven. It would do so only when and as the existing terms expire or become vacant.

Example: Currently, there are eight directors with term status as follows:

| Term Ending 2012 | Term Ending 2013 | Term Ending 2014 |
|---|---|---|
| seat open for election | seat not open for election | seat not open for election |
| three Directors | three Directors | two Directors |

Thus, if the Amended Proposal is in its rightful place as Agenda Item #1 and it is approved by a majority of the shareholders, then the Board size is immediately reduced to seven members and one Board position is eliminated, leaving two to be elected; and the other five directors are not up for current election because they have extended terms. Further, if the Proxy Statement lists three nominees for the current year, then the two nominees with the largest number of votes will be elected as Directors for the ensuing year. That will be in compliance with Delaware Law..

In such case, this action is in full compliance with Delaware Law. It provides a gradual transition from three-year staggered terms to annual terms for the full Board

Further, in reply to the statements that "it is beyond the power of the Board to achieve what the proposal purports to require it to do,. "; and that "the Company lacks the power or authority. ..", we submit that these constitute misstatements of our request and of the law.

Please note the following facts:

We have not proposed that the Board act to amend the Certificate. We know they do not have that power We do, however, request that the Board exercise their power, responsibility and authority to take the steps necessary to submit the Proposal for shareholder consideration and vote at the 2012 Annual Meeting.

Contrary to statements contained in the December 20, 2011 letter, the Company clearly and absolutely does have the power and authority to amend the Company Certificate. Delaware General Corporate Law (DGCL) Section 242 specifically provides that authority to shareholders.

Of course management does not have that power or authority but they are not the Company - they represent and act on behalf of the Company. Management has the



OHR

duty and responsibility to prepare and send the proxy information to shareholders as required by law.

Likewise, as stated above, the Board is not the Company and the Board does not have the power or authority to amend the Articles. They do have a power and responsibility to act!

As Attorney Nimitz states in the last paragraph on Page 5 of the Response. "Section 242(b) of the DGCL provides, in part, that '[e]very amendment ... shall be made and effected in the following manner: .. its board of directors shall adopt a resolution setting forth the amendment proposed, declaring its advisability, and directing that the amendment proposed be considered at the next annual meeting of the stockholders."

Thus Section 242 of the Delaware General Corporate Law specifically authorizes and directs the Board to present a resolution to the shareholders and then it is up to the shareholders to vote for adoption of or to decline the Amendment Proposal. The parties with the power to act are first the Board and then the shareholders, and in that sequence, the Company, by vote of its shareholders, has full power to implement the Proposal

**"V. The Proposal may be excluded because it falls into one of the enumerated exclusions under Rule 14a-8(i)(8).."**

The No-Action Request regarding Rule 14a-8(i)(8) states: "A shareholder proposal may be excluded under Rule 14a-8(i)(8) if, among other things, it would remove a director from office before his or her term expired.

Our Reply is: as stated above, the Amended Proposal does not remove any Director from Office before his or her term expires

*CONCLUSION*

We believe that our Amended Proposal fully complies with the Delaware Statutes and is worthy of consideration by the shareholders. To that end and as a last reply statement, we wish to draw your attention to the wording of Section 242 of the Delaware law as noted above which reads as follows:

" (b) Every amendment authorized by subsection (a) of this section shall be made and effected in the following manner:

(1) If the corporation has capital stock, its board of directors shall adopt a resolution setting forth the amendment proposed, declaring its advisability, and either calling a special meeting of the stockholders entitled to vote in respect thereof for the consideration of such amendment or directing that the amendment proposed be considered at the next annual meeting of the stockholders. ... ...The notice shall set forth such amendment in full or a brief summary of the changes to be effected thereby. At the meeting a vote of the stockholders entitled to vote thereon shall be taken for and against the proposed amendment If a majority of the outstanding stock entitled to vote thereon..... has been voted in favor of the amendment, a certificate setting forth the amendment and certifying that such amendment has been duly adopted in accordance with this section shall be executed, acknowledged and filed and shall become effective in accordance with § 103 of this title.

Therefore our reply to the Company's request is this: Note that the Delaware Law says: "its board of directors shall *(emphasis added)* adopt a resolution…"! Under the law, "shall", when used in the 3rd person as above, is not permissive, it is mandatory and it then follows that if the Board fails to submit the Proposal for vote, such inaction by the Directors would be in direct violation of governing law

It is the concern of the Shareholders Committee that the management and their attorneys are more focused on blocking any shareholder intervention in the affairs of the Company, regardless of merit, then they are on embracing a meaningful dialogue.

We herewith request that the Company's No-Action Request to omit the Amended Proposal from the 2012 Proxy Statement be denied.

Respectfully

Elroy G Roelke

Elroy G Roelke

CC. Attorney Warren J. Nimetz
RTI Biologics Directors
Thomas R. Rose, Corporate Secretary

# RTIX Shareholders Committee

C/O ELROY G. ROELKE, ESQ.
100 COLLINS DRIVE
SHERMAN, TX 75092-3908

Phone: 903-892-3587 eMail: ***FISMA & OMB Memorandum M-07-16***


January 11, 2012

Via E-MAIL - <shareholderproposals@sec.gov>

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: RTI Biologics, Inc.-Intention to Omit Shareholder Proposal of Elroy G. Roelke on Behalf of the RTIX Shareholders Committee

Ladies and Gentlemen:

This letter is in reply to Attorney Nimetz' letter, dated January 4, 2012 (the "No-Action Request"), on behalf of RTI Biologics, Inc. (the "Company" or "RTIX"), requesting that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") confirm that it will not recommend enforcement action to the Commission if the Company excludes the referenced proposal submitted by the RTIX Shareholders Committee (the "Proposal") on behalf of the shareholders.

The purpose of this reply is to present to your office the reasons why our Amended Proposal (or "Revised Proposal") should be included in the RTIX 2012 proxy statement in accordance with the provisions of Rule 14a-8(1)(8) and in accordance with Delaware law; and to request that the Company's No-Action Request be denied by the Commission.

***BACKGROUND:*** On December 6, 2011, we submitted a request to the Company for proxy inclusion of a resolution seeking to declassify staggered three-year board terms and to limit the maximum size of the RTIX Board to seven in number and also proposing that such changes shall be effective as of the 2012 Annual shareholder meeting (the "Proposal").

On December 20, 2011, Attorney Nimetz's submitted a No-Action Request to the Commission asking for a no-action letter for the intended refusal of our Proposal, citing in various paragraphs, that (i) the Proposal failed to comply with Delaware law which requires a proposal for Amendment to the Articles to be first acted on by the Board prior to submitting the matter for vote by shareholders and (ii) that the Proposal as drafted, would force early termination of the established terms of existing Directors which is prohibited by law.

In response, as allowed pursuant to Rule 14a-8(1)(8), we amended our Proposal (a) to request the Board to act as necessary to submit our proposal to the shareholders for vote, and (b) to stipulate and clarify that the terms of existing directors would not be shortened by a change from classified three-year terms to one-year terms because the change would apply only to directors newly elected or re-elected at the 2012 annual meeting after the adoption of the proposed

Resolution. These Proposal amendments were in accord with Rule 14a-8(1)(8) and are not disputed as such in the Company's current letter.

The No-Action Request now claims such action is not enough, stating " -- while the Revised Proposal may seek to cure certain defects described in the No-Action Request, ... the Revised Proposal continues to be in violation of Rule 14a-8 for the other reasons set forth in the No-Action Request."

An analysis of the reasons set forth in sections II, III, IV and V of the December 20th letter and our response to each of the claims, follows:

**"II. Basis for exclusion."**

The "No Action Request" statements are summarized as follows: "The Proposal may be excluded from the 2012 Proxy pursuant to:

- "(i) Rule 14a-8(i)(2): "the Proposal, purporting to prevent elected directors from completing full terms for which they were duly elected, would cause Company to violate state law."
- "(ii) Rule 14a-8(i)(6): "the Company and the Board lack the power or authority to implement the proposal."
- "(iii) Rule 14a-8(i)(8): by seeking to have all Directors stand for election annually starting in 2012, would remove Directors before there term as ended"
- "Delaware General Corporation Law regarding amendments to the certificate of incorporation, which does not permit unilateral stockholder action to amend the Certificate of Incorporation of a Delaware corporation. The Company believes that the Proposal cannot be accomplished under Delaware law without action by the Board which is beyond the scope or plain meaning of the Proposal."

Our reply is: Objections under Claims (i) and (iii) have been rectified in our Amended Proposal and Claim (ii) is incorrect:

- Claim (i) We have clarified the proposal to specify that the Amendment would not terminate existing three-year terms but would apply only to current Directors whose terms have ended and who are re-elected, or to a newly elected Director.
- Claim (ii) This is not correct. The Board does have the power and authority to implement shareholder consideration of the proposal and the Company (i.e. the Corporation Shareholders) does have the authority to amend the Certificate of Incorporation.
- Claim (iii) We have not sought to by-pass the Board. We have, in accordance with the Statutes, requested the Board to take the actions necessary to present the Proposal to the shareholders.

In summery, the Amended Proposal addresses the points of concern and, as amended, explicitly complies with Delaware law.

**"III. The Proposal may be excluded because its implementation would cause the Company to violate Delaware Law."**

In this Paragraph, again citing Rule 14a-8(i)(2), the No-Action Request covers, in greater detail but only to the same end, the same objections noted above regarding early term terminations;.

Our reply is, as above, these objections have been rectified and therefore implementation of the Amendments would not cause a violation Delaware Law.

**"IV. The Proposal may be excluded because the Company lacks the power or authority to implement the Proposal."**

This Paragraph of the No Action Request, again citing Rule 14a-8(i)(6), covers the same objection given regarding Rule 14a-8(i)(2) but refines it to state that it would cause a violation of State Law because, and I quote from the Request:

"it is beyond the power of the Board to achieve what the proposal purports to require the Board to do *(i.e.*... annual terms, ....reduce board number, ....be effective in 2012..)."

Then it further states: "Because the Company lacks the power or authority to implement the Proposal, the Proposal is excludable under Rule 14a-8(i)(6)."

Our reply, once again is that the Amended Proposal does not seek to eliminate terms of existing Directors, and it would not immediately decrease the size of the Board to seven. It would do so only when and as the existing terms expire or become vacant.

Example: Currently, there are eight directors with term status as follows:

| Term Ending 2012 | Term Ending 2013 | Term Ending 2014 |
|---|---|---|
| seat open for election | seat not open for election | seat not open for election |
| three Directors | three Directors | two Directors |

Thus, if the Amended Proposal is in its rightful place as Agenda Item #1 and it is approved by a majority of the shareholders, then the Board size is immediately reduced to seven members and one Board position is eliminated, leaving two to be elected; and the other five directors are not up for current election because they have extended terms. Further, if the Proxy Statement lists three nominees for the current year, then the two nominees with the largest number of votes will be elected as Directors for the ensuing year. That will be in compliance with Delaware Law.

In such case, this action is in full compliance with Delaware Law. It provides a gradual transition from three-year staggered terms to annual terms for the full Board.

Further, in reply to the statements that "it is beyond the power of the Board to achieve what the proposal purports to require it to do..."; and that "the Company lacks the power or authority....", we submit that these constitute misstatements of our request and of the law.

Please note the following facts:

We have not proposed that the Board act to amend the Certificate. We know they do not have that power. We do, however, request that the Board exercise their power, responsibility and authority to take the steps necessary to submit the Proposal for shareholder consideration and vote at the 2012 Annual Meeting.

Contrary to statements contained in the December 20, 2011 letter, the Company clearly and absolutely does have the power and authority to amend the Company Certificate. Delaware General Corporate Law (DGCL) Section 242 specifically provides that authority to shareholders.

Of course management does not have that power or authority but they are not the Company – they represent and act on behalf of the Company. Management has the



EHR

duty and responsibility to prepare and send the proxy information to shareholders as required by law.

Likewise, as stated above, the Board is not the Company and the Board does not have the power or authority to amend the Articles. They do have a power and responsibility to act!

As Attorney Nimitz states in the last paragraph on Page 5 of the Response, "Section 242(b) of the DGCL provides, in part, that '[e]very amendment ... shall be made and effected in the following manner: .. its board of directors shall adopt a resolution setting forth the amendment proposed, declaring its advisability, and directing that the amendment proposed be considered at the next annual meeting of the stockholders."

Thus Section 242 of the Delaware General Corporate Law specifically authorizes and directs the Board to present a resolution to the shareholders and then it is up to the shareholders to vote for adoption of or to decline the Amendment Proposal. The parties with the power to act are first the Board and then the shareholders, and in that sequence, the Company, by vote of its shareholders, has full power to implement the Proposal.

**"V. The Proposal may be excluded because it falls into one of the enumerated exclusions under Rule 14a-8(i)(8).."**

The No-Action Request regarding Rule 14a-8(i)(8) states: "A shareholder proposal may be excluded under Rule 14a-8(i)(8) if, among other things, it would remove a director from office before his or her term expired.

Our Reply is: as stated above, the Amended Proposal does not remove any Director from Office before his or her term expires

*CONCLUSION*

We believe that our Amended Proposal fully complies with the Delaware Statutes and is worthy of consideration by the shareholders. To that end and as a last reply statement, we wish to draw your attention to the wording of Section 242 of the Delaware law as noted above which reads as follows:

"(b) Every amendment authorized by subsection (a) of this section shall be made and effected in the following manner:

(1) If the corporation has capital stock, its board of directors shall adopt a resolution setting forth the amendment proposed, declaring its advisability, and either calling a special meeting of the stockholders entitled to vote in respect thereof for the consideration of such amendment or directing that the amendment proposed be considered at the next annual meeting of the stockholders. .......The notice shall set forth such amendment in full or a brief summary of the changes to be effected thereby. At the meeting a vote of the stockholders entitled to vote thereon shall be taken for and against the proposed amendment. If a majority of the outstanding stock entitled to vote thereon, ... has been voted in favor of the amendment, a certificate setting forth the amendment and certifying that such amendment has been duly adopted in accordance with this section shall be executed, acknowledged and filed and shall become effective in accordance with § 103 of this title.

Therefore our reply to the Company's request is this: Note that the Delaware Law says: "its board of directors shall *(emphasis added)* adopt a resolution…"[1] Under the law, "shall", when used in the 3rd person as above, is not permissive, it is mandatory and it then follows that if the Board fails to submit the Proposal for vote, such inaction by the Directors would be in direct violation of governing law.

It is the concern of the Shareholders Committee that the management and their attorneys are more focused on blocking any shareholder intervention in the affairs of the Company, regardless of merit, then they are on embracing a meaningful dialogue.

We herewith request that the Company's No-Action Request to omit the Amended Proposal from the 2012 Proxy Statement be denied.

Respectfully

Elroy G. Roelke

Elroy G. Roelke

CC: Attorney Warren J. Nimetz
RTI Biologics Directors
Thomas R. Rose, Corporate Secretary

FULBRIGHT
&Jaworski L.L.P.
Attorneys at Law

**Warren J. Nimetz**
*Partner*

**666 Fifth Avenue, 31st Floor • New York, New York 10103-3198**
*wnimetz@fulbright.com • Direct: 212 318 3384 • Main: 212 318 3000 • Facsimile: 212 318 3400*

January 4, 2012

**VIA E-MAIL**

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: RTI Biologics, Inc.—Intention to Omit Shareholder Proposal of
Elroy G. Roelke on Behalf of the RTIX Shareholders Committee

Ladies and Gentlemen:

Reference is made to our letter, dated December 20, 2011 (the "No-Action Request"), on behalf of RTI Biologics, Inc. (the "Company"), in which we requested that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") confirm that it will not recommend enforcement action to the Commission if the Company excludes the referenced shareholder proposal (the "Proposal") submitted by Elroy G. Roelke on behalf of the RTIX Shareholders Committee (the "Proponent") from its proxy statement and form of proxy to be distributed to the Company's stockholders in connection with its 2012 annual meeting of stockholders (the "2012 Proxy Materials"). For the convenience of the Staff, a copy of the No-Action Request, enclosing the Proposal, is attached as Exhibit I to this letter.

This letter supplements the No-Action Request following a submission by the Proponent to the Commission via e-mail on December 28, 2011, attaching a letter dated December 27, 2011 (the "Response Letter") and a revised Proposal (the "Revised Proposal"). A copy of the Response Letter, enclosing the Revised Proposal, is attached as Exhibit II to this letter.

The Company has reviewed the Response Letter and Revised Proposal. The Company believes that while the Revised Proposal may seek to cure certain defects described in the No-Action Request, including the removal of some of the Company's directors from office before his or her term has expired, the Revised Proposal continues to be in violation of Rule 14a-8 for the other reasons set forth in the No-Action Request. Accordingly, we respectfully reaffirm our request on behalf of the Company that the Staff confirm that it would not recommend enforcement action if the Company omits the Proposal from its 2012 Proxy Materials for the other reasons set forth in the No-Action Request.

If you have any questions or require any further information, please contact the undersigned at wnimetz@fulbright.com or by telephone at (212) 318-3384. If the Staff is unable to concur with the Company's conclusions without additional information or discussions, the Company respectfully requests the opportunity to confer with members of the Staff prior to the issuance of any written response to this letter.

Very truly yours,

Warren J. Nimetz

WJN
Enclosures
cc: Elroy G. Roelke
RTIX Shareholders Committee

# EXHIBIT I

***No-Action Request, dated December 20, 2011, from Warren J. Nimetz***

FULBRIGHT
& Jaworski L.L.P.
Attorneys at Law

Warren J. Nimetz
Partner

666 Fifth Avenue, 31st Floor • New York, New York 10103-3198
wnimetz@fulbright.com • Direct: 212 318 3384 • Main: 212 318 3000 • Facsimile: 212 318 3400

December 20, 2011

**VIA E-MAIL**

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: RTI Biologics, Inc.—Intention to Omit Shareholder Proposal of Elroy G. Roelke on Behalf of the RTIX Shareholders Committee

Ladies and Gentlemen:

Our client, RTI Biologics, Inc. (the "Company"), has received a shareholder proposal (the "Proposal") from Elroy G. Roelke on behalf of the RTIX Shareholders Committee (the "Proponent") for inclusion in the proxy statement and form of proxy to be distributed to the Company's stockholders in connection with its 2012 annual meeting of stockholders (the "2012 Proxy Materials"). On behalf of our client, we hereby notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude the Proposal from its 2012 Proxy Materials for the reasons set forth below. The Company respectfully requests that the staff of the Division of Corporation Finance of the Commission (the "Staff") confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its 2012 Proxy Materials.

Pursuant to Staff Legal Bulletin No. 14D (CF), Shareholder Proposals (November 7, 2008) ("SLB 14D"), question C, on behalf of the Company, the undersigned hereby submits this letter, which attaches the Proposal and includes an explanation of the several individual bases on which the Company believes it may exclude the Proposal, to the Commission via e-mail to shareholderproposals@sec.gov and in lieu of providing six additional copies of this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In addition, in accordance with Rule 14a-8(j), a copy of this submission is being emailed and mailed simultaneously to the Proponent, informing the Proponent of the Company's intention to exclude the Proposal from the 2012 Proxy Materials.

The Company will promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by email or fax to the Company only. Rule 14a-8(k) and Section E of SLB 14D provide that shareholder proponents are required to send companies a

copy of any correspondence that the shareholder proponent elects to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to remind the Proponent that if the Proponent submits correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company.

The Company intends to file its definitive 2012 Proxy Materials with the Commission on or about March 16, 2012. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted to the Commission not later than 80 calendar days before the Company intends to file its 2012 Proxy Materials.

## I. Background.

The Proposal reads as follows (a copy of the letter dated November 30, 2011 setting forth the Proposal is attached as Exhibit A to this letter):

STOCKHOLDERS RESOLUTION
TO
AMEND ARTICLE #7
OF THE
RTI BIOLOGICS, INC.
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

Resolved, in order to have a more efficient Board of Directors and to obtain quicker response to the goals and requirements of the stockholders for a profitable business enterprise, the provisions relative to the Board of Directors, stated and identified in the Amended and Restated Certificate of Incorporation as "Seventh: Classification of Board of Directors" with no limits on the number of Directors and establishing 3 year terms therefor, are herewith revoked in their entirety and are replaced and superseded by the following provisions:

> "**Seventh: Board of Directors.** The business and affairs of the Corporation shall be managed by and under the direction of a Board of Directors duly elected by the stockholders, which Board shall exercise all the powers of the Corporation except as such are by Law, the Certificate of Incorporation, or the Bylaws of the Corporation, conferred upon or reserved to the stockholders of the Corporation. The number of Directors, election thereof, terms of office, and authority to adopt and amend the Bylaws shall be as follows:
>
> " (a) Number. The number of directors of the Corporation commencing with the annual stockholder meeting in the year 2012 shall be seven (7). Such number of directors may be decreased or increased from time to time as provided in the Bylaws so long as the number of directors shall not be less than five (5) nor more than seven (7) and no decrease shall have the effect of shortening the term of any incumbent director elected by the stockholders.

> "(b) Election and Term. Each director shall be elected at the annual meeting of stockholders to serve a one-year term ending on the date of the next annual meeting of stockholders following the date at which the director was elected, and until his or her successor is elected and qualified or until his or her death, retirement, or resignation.
>
> "(c) Vacancies. Any vacancy on the Board of Directors may be filled by a majority of the remaining directors then in office although less than a quorum, or by a sole remaining director. The term of any director selected by the Board of Directors to fill a vacancy shall expire at the next stockholders' meeting at which directors are elected.
>
> "(d) Bylaws. The Board of Directors shall have the power to adopt, amend or repeal the Bylaws of the corporation; provided, the stockholders shall also have the power to adopt, amend or repeal the Bylaws of the corporation and the Board of Directors may not repeal or amend any Bylaw provision that the stockholders have expressly enacted without ratification by the stockholders. No Bylaw hereafter legally adopted, amended, altered or repealed shall invalidate any prior act of the directors or officers of the Corporation that would have been valid if such Bylaw had not been adopted, amended, altered or repealed."

* * * * *

Pursuant to (i) Article Seventh of the Company's Amended and Restated Certificate of Incorporation (the "Charter")[1] and (ii) Section 3.02 of the Company's Amended and Restated Bylaws (the "Bylaws"),[2] the Company's board of directors (the "Board") is currently divided into three classes. One class of directors is elected at each annual meeting of stockholders of the Company ("Annual Meeting"). Each director is elected at an Annual Meeting "for a three-year term" to "hold office until the annual meeting for the year in which his or her term expires."

Three directors elected at the 2010 Annual Meeting are currently serving terms that will expire at the 2013 Annual Meeting, while two directors elected at the 2011 Annual Meeting are currently serving terms that will expire at the 2014 Annual Meeting. At the upcoming 2012 Annual Meeting, stockholders of the Company will be asked to elect three directors to serve terms that will expire at the 2015 Annual Meeting.

**II. Bases for exclusion.**

The Company respectfully requests that the Staff concur in its view that the Proposal may be excluded from the 2012 Proxy Materials pursuant to:

- Rule 14a-8(i)(2)—(i) By purporting to amend the Charter to prevent elected directors from completing the full terms for which they were duly elected, the implementation of the Proposal would, if implemented, cause the Company to

[1] The Charter is filed as Exhibit 3.1 to its Current Report on Form 8-K filed February 29, 2008.

[2] The Bylaws are filed as Exhibit 3.1 to its Current Report on Form 8-K filed August 4, 2008.

violate state law. (ii) Since the Proposal purports to be an amendment to the Charter and is presented as a binding resolution for approval at the 2012 Annual Meeting, it is subject to Section 242 of the Delaware General Corporation Law (the "DGCL") regarding amendments to the certificate of incorporation, which does not permit unilateral stockholder action to amend the certificate of incorporation of a Delaware corporation. The Company believes that the Proposal cannot be accomplished under Delaware law without action by the Board which is beyond the scope or plain meaning of the Proposal.

- Rule 14a-8(i)(6)—The Company and the Board lack the power or authority to implement the Proposal.
- Rule 14a-8(i)(8)—By seeking to have all directors stand for elections annually commencing with the 2012 Annual Meeting, the Proposal, in effect, would remove directors from office before their term has expired.

**III. The Proposal may be excluded because its implementation would cause the Company to violate Delaware law.**

A shareholder proposal may be excluded under Rule 14a-8(i)(2) if implementation of the proposal would cause a company to "to violate any state, federal or foreign law to which it is subject." The Company is incorporated under the laws of the State of Delaware. Section 141(d) of the DGCL states that:

> The directors of any corporation organized under this chapter may, by the certificate of incorporation or by an initial bylaw, or by a bylaw adopted by a vote of the stockholders, be divided into 1, 2 or 3 classes; the term of office of those of the first class to expire at the first annual meeting held after such classification becomes effective; of the second class 1 year thereafter; of the third class 2 years thereafter; and at each annual election held after such classification becomes effective, ***directors shall be chosen for a full term***, as the case may be, to succeed those whose terms expire (emphasis added).
>
> Section 141(k) of the DGCL states in relevant part:
>
> (k) Any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, ***except as follows***:
>
> (1) Unless the certificate of incorporation otherwise provides, ***in the case of a corporation whose board is classified*** as provided in subsection (d) of this section, ***stockholders may effect such removal only for cause*** (emphasis added).

This principle that directors serving on classified boards may not be removed from their office by stockholders without cause is also well established in Delaware case law. *See, e.g., Insituform of North America, Inc. vs. Chandler*, 534 A.2d 257 (Del. Ch. 1987). In addition, it is firmly established in Delaware law that directors may not be removed from their office by other directors. *See*, e.g., *Dillon vs. Berg*, 326 F. Supp. (1214 D. Del), aff'd 453 F.2d. 876 (3d Cir. 1971).

It is well settled Delaware law that directors on classified boards serve full three-year terms. Fifty years ago, in *Essential Enterprises vs. Automatic Steel Products, Inc.*,[3] Chancellor Seitz concluded: "Clearly the 'full term' visualized by the statute is a period of three years—not up to three years."[4] This was recently affirmed by the Delaware Supreme Court in the case of *Airgas, Inc. vs. Air Products and Chemicals, Inc.*,[5] in which the Court struck down a bylaw that purported to shorten the terms of sitting directors elected to three-year terms. The opinion of Justice Ridgely, unanimously supported by all of the Justices, concluded: "It [the January Bylaw in question] serves to frustrate the plan and purpose behind the provision for [Airgas's] staggered terms and it is incompatible with the pertinent language of the statute and the Charter. Accordingly, the January Bylaw is invalid, not only because it impermissibly shortens the directors' three-year staggered terms as provided by Article 5, Section 1 of the Airgas Charter, but also because it amounted to a *de facto* removal without cause of those directors... ."[6]

As noted above, Article Seventh of the Charter (along with Section 3.02 of the Bylaws and Section 141(d) of the DGCL) provides that the Board shall have three classes with each director "elected for a three-year term" to "hold office until the annual meeting for the year in which his or her term expires." One need look no further than the text of the Proposal itself to understand how implementation of the Proposal would directly conflict with Delaware law by preventing previously elected directors from serving out their full terms. The Proposal purports to fix the size of the Board at seven members "commencing with the annual stockholder meeting in the year 2012" with each director to be elected "to serve a one-year term." However there is no way this result can be achieved without shortening the terms of directors duly elected to three-year terms, which is not permitted under Delaware law.

In addition, the Proposal calls for unilateral stockholder action to amend the Charter to eliminate the classification of directors of the Company and reduce the maximum number of directors serving on the Board to seven. Since the Proposal purports to be an amendment to the Charter, it is subject to Section 242 of the DGCL regarding amendments to a certificate of incorporation. Section 242(b) of the DGCL provides, in part, that "[e]very amendment ... shall be made and effected in the following manner: ... its board of directors shall adopt a resolution setting forth the amendment proposed, declaring its advisability ... and directing that the amendment

---

[3] 159 A2d 288 (Del. Ch. 1960).

[4] *Id* at 290-291.

[5] C.A. No. 5817 (Del. Sup. Ct. Nov. 23, 2010).

[6] *Id* at 23.

proposed be considered at the next annual meeting of the stockholders." The Board has not adopted a resolution setting forth the Proposal, declared its advisability and directed that the Proposal be considered at the 2012 Annual Meeting.

This letter also serves as the opinion of Fulbright & Jaworski L.L.P. that, for the reasons provided herein, the implementation of the Proposal would cause a violation of Delaware law.

Since the Proposal, if implemented, would cause the Company to violate Delaware law, the Proposal is excludable under Rule 14a-8(i)(2).

**IV. The Proposal may be excluded because the Company lacks the power or authority to implement the Proposal.**

A shareholder proposal may be excluded under Rule 14a-8(i)(6) if "the company would lack the power or authority to implement the proposal." As the Staff has held on numerous occasions, Rule 14a-8(i)(6) applies to a shareholder proposal that, if adopted by the company's stockholders, would cause the company to violate applicable state law. *See, e.g., Ball Corp.* (Jan. 25, 2010); *Schering-Plough Corp.* (Mar. 27, 2008), *Noble Corp.* (Jan. 19, 2007); *SBC Communications Inc.* (Jan. 11, 2004); and *Xerox Corp.* (Feb. 23, 2004). As discussed above, it is beyond the power of the Board to achieve what the Proposal purports to require it to do (*i.e.*, have all directors stand for elections annually and reduce the maximum number of directors serving on the Board to seven, all commencing no later than the 2012 Annual Meeting). Because the Company lacks the power or authority to implement the Proposal, the Proposal is also excludable under Rule 14a-8(i)(6).

**V. The Proposal may be excluded because it falls into one of the enumerated exclusions under Rule 14a-8(i)(8).**

A shareholder proposal may be excluded under Rule 14a-8(i)(8) if, among other things, it would remove a director from office before his or her term expired. The predecessor to Rule 14a-8(i)(8) provided that a proposal could be omitted from proxy materials if the proposal "relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election." In the Commission's final rule, *Facilitating Shareholder Director Nominations*, Exchange Act Release No. 33-9136 (Aug. 25, 2010), the Commission indicated that the text of Rule 14a-8(i)(8) was amended in order to codify prior Staff no-action letters and interpretations with respect to the types of proposals that would continue to be excludable pursuant to Rule 14a-8(i)(8). For instance, it has been a long-standing position of the Staff that proposals which have the purpose, or that could have the effect, of prematurely removing a director from office before his or her term expired are excludable. *See, e.g., Royal Caribbean Cruises Ltd.* (Mar. 9, 2009); *Dollar Trees Stores Inc.* (Mar. 7, 2008); *Hilb Rogal & Company* (Mar. 3, 2008); *Peabody Energy Corporation* (Mar. 4, 2005); *FirstEnergy Corp* (Mar. 17, 2003); *Sears Roebuck and Co.* (Feb. 17, 1989); and *American Information Technologies Corp.* (Dec. 13, 1985).

In this case, the Proposal is seeking to have all directors stand for elections annually, commencing no later than the 2012 Annual Meeting. As described in some detail above, this would necessarily mean that some of the Company's directors would, in effect, be removed from office before his or her term expired. As a result, the Proposal is excludable under Rule 14a-8(i)(8) as well.

## CONCLUSION

For the foregoing reasons, the Company respectfully requests that the Staff confirm that it would not recommend enforcement action if the Company omits the Proposal from its 2012 Proxy Materials.

If you have any questions or require any further information, please contact the undersigned at wnimetz@fulbright.com or by telephone at (212) 318-3384. If the Staff is unable to concur with the Company's conclusions without additional information or discussions, the Company respectfully requests the opportunity to confer with members of the Staff prior to the issuance of any written response to this letter.

Very truly yours,

Warren J. Nimetz

WJN
Enclosures
cc: Elroy G. Roelke
RTIX Shareholders Committee

**EXHIBIT A**

***Letter, dated November 30, 2011, from Elroy G. Roelke on Behalf of the RTIX Shareholders Committee***

# RTIX SHAREHOLDERS COMMITTEE

C/O ELROY G. ROELKE, ESQ.
100 COLLINS DRIVE
SHERMAN, TX 75092-3908

Phone: 903-892-3587 ***[redacted] & OMB Memorandum M-07-16***


---

November 30, 2011

Chairman and Director Dean H. Bergy;
President and Director Brian K. Hutchison;
Directors Julianne M. Bowler, Phillip R. Chapman, Roy D. Crowninshield, Peter F. Gearen, M.D.,
Gregory P. Rainey, Adrian J.R. Smith;
Shareholders of RTIX
c/o RTI Biologics, Inc.
11621 Research Circle
Alachua, Fl 32615

Re: Committee's Comments on Operations, Request for Answers to Certain Questions and Request for Inclusion of Stated Proposals for Shareholder Vote at Next Annual Shareholders Meeting.

Dear Directors:

The Company's improved third quarter 2011 results, while welcome, have not, in any way, diminished the Shareholder Committee's concerns regarding the past, present and future direction of the Company. (Note: "Shareholder" has the same meaning as "Stockholder" referred to in the Certificate of Incorporation) We raise these concerns, offer some comments, seek prompt answers to some specific questions and request that appropriate actions be taken.

It appears that the Board continues to defer to management and thus fails to provide adequate oversight to either the Tutogen acquisition or the Athersys investment. The Board should require management to establish a strategic plan and, once adopted, then closely monitor adherence to that plan. These oversight failures are reflected in the miniscule profitability and enterprise value of the Company. There are no other explanations. Management indicates that it is on the lookout for additional acquisitions. Considering management's track record this would be a waste of resources that could be better invested elsewhere.

The most important acquisition under current management's watch was Tutogen. What should have been accretive quickly deteriorated, fueled by unnecessary layers of junior managers and failure to leverage the newly acquired assets. The $3 mil invested in Athersys would have been better spent on sales and marketing activities for Tutoplast and Biocleanse products.

Another example of inept management practices is exemplified by the slow sale of excess inventory. Excess inventory built up over the course of many quarters when management failed to grasp the markets for which they were producing products.

Commenting on the public information filed with the SEC over the past several years, a former Company executive and current shareholder said:

> "It would be difficult not to be of the same mind with the Shareholder Committee's objectives and proposals. The public records show, unequivocally, that RTI Biologics enterprise value and shareholder value creation have been disappointing for many years and consistently underperforming the industry. History shows, overwhelmingly, that gradual governance change rarely works. There has to be an entire break with the past, however traumatic it may be. Temptation to compromise though, is always great. From the shareholders' perspective, it would not be unreasonable to conclude that the current

---

Board's ineffectiveness will continue, and that only more of the same can be expected going forward. Shareholders want their Board representatives to create increasing business value in absolute and relative terms. In this fiduciary duty, based on the public information, the RTI Biologics Board appears to have failed its duty."

The Shareholder Committee has also consulted with some of the founders and prior investors of RTI, seeking their critical assessment regarding the impaired health of the Company and what treatments might be applied that could create the robust growth that the Company's merger of Tutogen should have ushered in. The common response was that the company's operational methods were bureaucratic and needed to be upgraded.

We respectfully request answers to the following questions:

- What is the difference between Biocleanse and Tutoplast product lines and why is there not a separate strategy for each?
- What really happened to the Medtronic contract?
- Since almost every dental surgery needs some kind of membrane, why has Zimmer not concentrated on marketing and selling RTI's bio-membranes?
- Why is the international business down almost 30%?
- What has happened to the French subsidiary?
- Why hasn't Germany improved and why is it not marketing Biocleanse and Tutoplast after 3 years?
- What has happened to Tutogen's hernia repair business with Davol?
- Where has all the Company's enterprise value gone to and why?

We have heard that management has indicated to analysts, that it has a standing low-ball offer for the Company. Sadly, if such is true, it reflects the very low outstanding opinion of the Company's performance in the past, at the present time, and for the future.

In view of our stated concerns, and the Company's inadequate disclosures which prompted the above questions, we are of firm belief that significant changes are in order and we request that the following be included in the Agenda and Proxy Statement for the next Annual Shareholders Meeting:

- A proposal to amend the Certificate of Incorporation to eliminate staggered Director terms and to restructure the current Board by a reduction in size to a maximum of 7 directors (see Stockholders Resolution attached hereto).

Further, The Committee has developed a list of individuals, including former Executives and Directors from both Tutogen and RTI Biologics who have indicated their availability as Advisors and to stand for election as Directors. The Committee requests that it be given the opportunity to present these individuals to the Directors and/or to the Nominating & Governance Committee for their consideration as candidates for available Directorships at the next Shareholder Meeting.

Thank you for your consideration of these matters and for prompt and fair action to our requests. If you have need for further information, please advise. If you have objections to these requests and propose to seek SEC consent to decline further action, the Committee would appreciate the courtesy of prior notification and the opportunity to discuss your concerns with the goal of reaching a mutually satisfactory resolution that would be in best interests of the Company.

Respectfully

RTIX Shareholders Committee

By: Elroy D. Roelke

Elroy G. Roelke, Committee Secretary and Member

Attachment: Stockholders Resolution

Copy to: Corporate Secretary, RTI Biologics, Inc

# STOCKHOLDERS RESOLUTION
# TO
# AMEND ARTICLE #7
# OF THE
# RTI BIOLOGICS, INC.
# AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

**Resolved**, in order to have a more efficient Board of Directors and to obtain quicker response to the goals and requirements of the stockholders for a profitable business enterprise, the provisions relative to the Board of Directors, stated and identified in the Amended and Restated Certificate of Incorporation as "Seventh: Classification of Board of Directors" with no limits on the number of Directors and establishing 3 year terms therefor, are herewith revoked in their entirety and are replaced and superseded by the following provisions:

"Seventh: Board of Directors. The business and affairs of the Corporation shall be managed by and under the direction of a Board of Directors duly elected by the stockholders, which Board shall exercise all the powers of the Corporation except as such are by Law, the Certificate of Incorporation, or the Bylaws of the Corporation, conferred upon or reserved to the stockholders of the Corporation. The number of Directors, election thereof, terms of office, and authority to adopt and amend the Bylaws shall be as follows:

" (a) Number. The number of directors of the Corporation commencing with the annual stockholder meeting in the year 2012 shall be seven (7). Such number of directors may be decreased or increased from time to time as provided in the Bylaws so long as the number of directors shall not be less than five (5) nor more than seven (7) and no decrease shall have the effect of shortening the term of any incumbent director elected by the stockholders.

" (b) Election and Term. Each director shall be elected at the annual meeting of stockholders to serve a one-year term ending on the date of the next annual meeting of stockholders following the date at which the director was elected, and until his or her successor is elected and qualified or until his or her death, retirement, or resignation.

" (c) Vacancies. Any vacancy on the Board of Directors may be filled by a majority of the remaining directors then in office although less than a quorum, or by a sole remaining director. The term of any director selected by the Board of Directors to fill a vacancy shall expire at the next stockholders' meeting at which directors are elected.

" (d). Bylaws. The Board of Directors shall have the power to adopt, amend or repeal the Bylaws of the corporation; provided, the stockholders shall also have the power to adopt, amend or repeal the Bylaws of the corporation and the Board of Directors may not repeal or amend any Bylaw provision that the stockholders have expressly enacted without ratification by the stockholders. No Bylaw hereafter legally adopted, amended, altered or repealed shall invalidate any prior act of the directors or officers of the Corporation that would have been valid if such Bylaw had not been adopted, amended, altered or repealed."

◇◇◇◇◇

## EXHIBIT II

***Letter, dated December 27, 2011, from Elroy G. Roelke on Behalf of the RTIX Shareholders Committee***

RTIX SHAREHOLDERS COMMITTEE
C/O ELROY G. ROELKE, ESQ.
100 COLLINS DRIVE
SHERMAN, TX 75092-3908
Phone: 903-892-3587
eMail: ***FISMA & OMB Memorandum M-07-16***

December 27, 2011

Mr. Thomas R. Rose
Vice President and Corporate Secretary
RTI Biologics, Inc.
11621 Research Circle
Alachua, Fl 36215

Re: Shareholder Request for Proxy Statement Inclusion of Proposal for Shareholder Vote at 2012 Annual Shareholders Meeting

Dear Sir:

I am again writing to you on behalf of the RTIX Shareholders Committee, of which I am a member, and also on my own behalf as the holder of 113,000 shares of RTI Biologics Common Stock. (80,000 directly in my name).

In accordance with the requirements of SEC Rule 14a-8, I herewith request that the Directors take the steps necessary, such as required under Delaware Corporate Law, to include the proposed Stockholders Resolution submitted herewith in the Company Proxy Statement for the 2012 Annual Shareholders Meeting and on the Meeting Agenda for consideration and vote by the Shareholders.

This attached Stockholders Resolution is a revision of the prior submit draft, such current proposal being revised to clearly comply with the requirements of law as detailed in the "Intent to Omit" letter submitted to the Securities and Exchange Commission by Attorney Warren J, Nimetz on December 20th. The revisions are of the paragraph titled "(b) Election and Term" and, in accordance with Delaware law, provide for the continued service of current Directors with vested three-year terms. (Note: to abide within the limitation of 500 words, I have made a few minor word trims and also deleted the last sentence of Paragraph (d) of my original submission. However, except for such limit, I would have preferred retention in the proposed Amendment.)

If you have any questions regarding our request as submitted please advise. I regret that my prior request had a procedural error and also failed to specify the continuity of existing terms as was covered by the last phrase of Paragraph (a). I assure you that neither I, nor the Committee, has any intent to cause the Company to violate or fail to conform to Delaware law or the requirements of the Securities and Exchange Commission.

I thank you for any assistance you may be able to provide to myself and to the Shareholders Committee for the inclusion of our Resolution in the 2010 Proxy Statement for consideration and action by the Company shareholders.

Sincerely

Elroy G. Roelke

Elroy G. Roelke

Attachments: Revised Stockholder's Resolution
CC: RTI Biologics Directors
via Email: Attorney Warren Nimetz
via Email: SEC Division of Corporate Finance

STOCKHOLDERS RESOLUTION
TO
AMEND ARTICLE #7
OF THE
RTI BIOLOGICS, INC.
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

**Resolved**, in order to have a more efficient Board of Directors and quicker response to the stockholders goals and requirements, the provisions relative to the Board of Directors, stated and identified in the Amended and Restated Certificate of Incorporation as "Seventh: Classification of Board of Directors" with no limits on the number of Directors and establishing 3 year terms therefor, are herewith revoked in their entirety and are replaced and superseded by the following provisions:

"**Seventh: Board of Directors.** The business and affairs of the Corporation shall be managed by and under the direction of a Board of Directors duly elected by the stockholders, which Board shall exercise all the powers of the Corporation except as such are by Law, the Certificate of Incorporation, or the Bylaws of the Corporation, conferred upon or reserved to the stockholders of the Corporation. The number of Directors, election thereof, terms of office, and authority to adopt and amend the Bylaws shall be as follows:

" **(a) Number.** The number of directors of the Corporation commencing with the annual stockholder meeting in the year 2012 shall be seven (7). Such number of directors may be decreased or increased from time to time as provided in the Bylaws so long as the number of directors shall not be less than five (5) nor more than seven (7) and no decrease shall have the effect of shortening the term of any incumbent director elected by the stockholders.

" **(b) Election and Term.** Commencing herewith, directors shall be elected at the annual meeting of stockholders to serve a one-year term ending on the date of the next annual meeting of stockholders following the date at which the director was elected, and until his or her successor is elected and qualified or until his or her death, retirement, or resignation; provided however, any currently serving director previously elected for a three year term shall continue to serve the remaining time of their elected term unless such person shall be removed for cause; it being further provided that upon expiration of such three year term, any reelection shall be for a one year term period.

" **(c) Vacancies.** Any vacancy on the Board of Directors may be filled by a majority of the remaining directors then in office although less than a quorum, or by a sole remaining director. The term of any director selected by the Board of Directors to fill a vacancy shall expire at the next stockholders' meeting at which directors are elected.

" **(d). Bylaws.** The Board of Directors shall have the power to adopt, amend or repeal the Bylaws of the corporation; provided, the stockholders shall also have the power to adopt, amend or repeal the Bylaws of the corporation and the Board of Directors may not repeal or amend any Bylaw provision that the stockholders have expressly enacted without ratification by the stockholders."

◇◇◇◇◇

FULBRIGHT
& Jaworski L.L.P.
Attorneys at Law

**Warren J. Nimetz**
*Partner*

**666 Fifth Avenue, 31st Floor • New York, New York 10103-3198**
*wnimetz@fulbright.com • Direct: 212 318 3384 • Main: 212 318 3000 • Facsimile: 212 318 3400*

December 20, 2011

**VIA E-MAIL**

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: RTI Biologics, Inc.—Intention to Omit Shareholder Proposal of
Elroy G. Roelke on Behalf of the RTIX Shareholders Committee

Ladies and Gentlemen:

Our client, RTI Biologics, Inc. (the "Company"), has received a shareholder proposal (the "Proposal") from Elroy G. Roelke on behalf of the RTIX Shareholders Committee (the "Proponent") for inclusion in the proxy statement and form of proxy to be distributed to the Company's stockholders in connection with its 2012 annual meeting of stockholders (the "2012 Proxy Materials"). On behalf of our client, we hereby notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude the Proposal from its 2012 Proxy Materials for the reasons set forth below. The Company respectfully requests that the staff of the Division of Corporation Finance of the Commission (the "Staff") confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its 2012 Proxy Materials.

Pursuant to Staff Legal Bulletin No. 14D (CF), Shareholder Proposals (November 7, 2008) ("SLB 14D"), question C, on behalf of the Company, the undersigned hereby submits this letter, which attaches the Proposal and includes an explanation of the several individual bases on which the Company believes it may exclude the Proposal, to the Commission via e-mail to shareholderproposals@sec.gov and in lieu of providing six additional copies of this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In addition, in accordance with Rule 14a-8(j), a copy of this submission is being emailed and mailed simultaneously to the Proponent, informing the Proponent of the Company's intention to exclude the Proposal from the 2012 Proxy Materials.

The Company will promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by email or fax to the Company only. Rule 14a-8(k) and Section E of SLB 14D provide that shareholder proponents are required to send companies a

copy of any correspondence that the shareholder proponent elects to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to remind the Proponent that if the Proponent submits correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company.

The Company intends to file its definitive 2012 Proxy Materials with the Commission on or about March 16, 2012. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted to the Commission not later than 80 calendar days before the Company intends to file its 2012 Proxy Materials.

## I. Background.

The Proposal reads as follows (a copy of the letter dated November 30, 2011 setting forth the Proposal is attached as Exhibit A to this letter):

STOCKHOLDERS RESOLUTION
TO
AMEND ARTICLE #7
OF THE
RTI BIOLOGICS, INC.
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

**Resolved**, in order to have a more efficient Board of Directors and to obtain quicker response to the goals and requirements of the stockholders for a profitable business enterprise, the provisions relative to the Board of Directors, stated and identified in the Amended and Restated Certificate of Incorporation as "Seventh: Classification of Board of Directors" with no limits on the number of Directors and establishing 3 year terms therefor, are herewith revoked in their entirety and are replaced and superseded by the following provisions:

> "**Seventh: Board of Directors.** The business and affairs of the Corporation shall be managed by and under the direction of a Board of Directors duly elected by the stockholders, which Board shall exercise all the powers of the Corporation except as such are by Law, the Certificate of Incorporation, or the Bylaws of the Corporation, conferred upon or reserved to the stockholders of the Corporation. The number of Directors, election thereof, terms of office, and authority to adopt and amend the Bylaws shall be as follows:
>
> " **(a) Number**. The number of directors of the Corporation commencing with the annual stockholder meeting in the year 2012 shall be seven (7). Such number of directors may be decreased or increased from time to time as provided in the Bylaws so long as the number of directors shall not be less than five (5) nor more than seven (7) and no decrease shall have the effect of shortening the term of any incumbent director elected by the stockholders.

" **(b) Election and Term.** Each director shall be elected at the annual meeting of stockholders to serve a one-year term ending on the date of the next annual meeting of stockholders following the date at which the director was elected, and until his or her successor is elected and qualified or until his or her death, retirement, or resignation.

" **(c) Vacancies.** Any vacancy on the Board of Directors may be filled by a majority of the remaining directors then in office although less than a quorum, or by a sole remaining director. The term of any director selected by the Board of Directors to fill a vacancy shall expire at the next stockholders' meeting at which directors are elected.

" **(d) Bylaws.** The Board of Directors shall have the power to adopt, amend or repeal the Bylaws of the corporation; provided, the stockholders shall also have the power to adopt, amend or repeal the Bylaws of the corporation and the Board of Directors may not repeal or amend any Bylaw provision that the stockholders have expressly enacted without ratification by the stockholders. No Bylaw hereafter legally adopted, amended, altered or repealed shall invalidate any prior act of the directors or officers of the Corporation that would have been valid if such Bylaw had not been adopted, amended, altered or repealed."

* * * * *

Pursuant to (i) Article Seventh of the Company's Amended and Restated Certificate of Incorporation (the "Charter")[1] and (ii) Section 3.02 of the Company's Amended and Restated Bylaws (the "Bylaws"),[2] the Company's board of directors (the "Board") is currently divided into three classes. One class of directors is elected at each annual meeting of stockholders of the Company ("Annual Meeting"). Each director is elected at an Annual Meeting "for a three-year term" to "hold office until the annual meeting for the year in which his or her term expires."

Three directors elected at the 2010 Annual Meeting are currently serving terms that will expire at the 2013 Annual Meeting, while two directors elected at the 2011 Annual Meeting are currently serving terms that will expire at the 2014 Annual Meeting. At the upcoming 2012 Annual Meeting, stockholders of the Company will be asked to elect three directors to serve terms that will expire at the 2015 Annual Meeting.

**II. Bases for exclusion.**

The Company respectfully requests that the Staff concur in its view that the Proposal may be excluded from the 2012 Proxy Materials pursuant to:

- Rule 14a-8(i)(2)—(i) By purporting to amend the Charter to prevent elected directors from completing the full terms for which they were duly elected, the implementation of the Proposal would, if implemented, cause the Company to

[1] The Charter is filed as Exhibit 3.1 to its Current Report on Form 8-K filed February 29, 2008.

[2] The Bylaws are filed as Exhibit 3.1 to its Current Report on Form 8-K filed August 4, 2008.

violate state law. (ii) Since the Proposal purports to be an amendment to the Charter and is presented as a binding resolution for approval at the 2012 Annual Meeting, it is subject to Section 242 of the Delaware General Corporation Law (the "DGCL") regarding amendments to the certificate of incorporation, which does not permit unilateral stockholder action to amend the certificate of incorporation of a Delaware corporation. The Company believes that the Proposal cannot be accomplished under Delaware law without action by the Board which is beyond the scope or plain meaning of the Proposal.

- Rule 14a-8(i)(6)—The Company and the Board lack the power or authority to implement the Proposal.
- Rule 14a-8(i)(8)—By seeking to have all directors stand for elections annually commencing with the 2012 Annual Meeting, the Proposal, in effect, would remove directors from office before their term has expired.

**III. The Proposal may be excluded because its implementation would cause the Company to violate Delaware law.**

A shareholder proposal may be excluded under Rule 14a-8(i)(2) if implementation of the proposal would cause a company to "to violate any state, federal or foreign law to which it is subject." The Company is incorporated under the laws of the State of Delaware. Section 141(d) of the DGCL states that:

> The directors of any corporation organized under this chapter may, by the certificate of incorporation or by an initial bylaw, or by a bylaw adopted by a vote of the stockholders, be divided into 1, 2 or 3 classes; the term of office of those of the first class to expire at the first annual meeting held after such classification becomes effective; of the second class 1 year thereafter; of the third class 2 years thereafter; and at each annual election held after such classification becomes effective, ***directors shall be chosen for a full term***, as the case may be, to succeed those whose terms expire (emphasis added).
>
> Section 141(k) of the DGCL states in relevant part:
>
> (k) Any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, ***except as follows***:
>
> (1) Unless the certificate of incorporation otherwise provides, ***in the case of a corporation whose board is classified*** as provided in subsection (d) of this section, ***stockholders may effect such removal only for cause*** (emphasis added).

This principle that directors serving on classified boards may not be removed from their office by stockholders without cause is also well established in Delaware case law. *See, e.g., Insituform of North America, Inc. vs. Chandler*, 534 A.2d 257 (Del. Ch. 1987). In addition, it is firmly established in Delaware law that directors may not be removed from their office by other directors. *See, e.g., Dillon vs. Berg*, 326 F. Supp. (1214 D. Del), aff'd 453 F.2d. 876 (3d Cir. 1971).

It is well settled Delaware law that directors on classified boards serve full three-year terms. Fifty years ago, in *Essential Enterprises vs. Automatic Steel Products, Inc.*,[3] Chancellor Seitz concluded: "Clearly the 'full term' visualized by the statute is a period of three years—not up to three years."[4] This was recently affirmed by the Delaware Supreme Court in the case of *Airgas, Inc. vs. Air Products and Chemicals, Inc.*,[5] in which the Court struck down a bylaw that purported to shorten the terms of sitting directors elected to three-year terms. The opinion of Justice Ridgely, unanimously supported by all of the Justices, concluded: "It [the January Bylaw in question] serves to frustrate the plan and purpose behind the provision for [Airgas's] staggered terms and it is incompatible with the pertinent language of the statute and the Charter. Accordingly, the January Bylaw is invalid, not only because it impermissibly shortens the directors' three-year staggered terms as provided by Article 5, Section 1 of the Airgas Charter, but also because it amounted to a *de facto* removal without cause of those directors... ."[6]

As noted above, Article Seventh of the Charter (along with Section 3.02 of the Bylaws and Section 141(d) of the DGCL) provides that the Board shall have three classes with each director "elected for a three-year term" to "hold office until the annual meeting for the year in which his or her term expires." One need look no further than the text of the Proposal itself to understand how implementation of the Proposal would directly conflict with Delaware law by preventing previously elected directors from serving out their full terms. The Proposal purports to fix the size of the Board at seven members "commencing with the annual stockholder meeting in the year 2012" with each director to be elected "to serve a one-year term." However there is no way this result can be achieved without shortening the terms of directors duly elected to three-year terms, which is not permitted under Delaware law.

In addition, the Proposal calls for unilateral stockholder action to amend the Charter to eliminate the classification of directors of the Company and reduce the maximum number of directors serving on the Board to seven. Since the Proposal purports to be an amendment to the Charter, it is subject to Section 242 of the DGCL regarding amendments to a certificate of incorporation. Section 242(b) of the DGCL provides, in part, that "[e]very amendment ... shall be made and effected in the following manner: ... its board of directors shall adopt a resolution setting forth the amendment proposed, declaring its advisability ... and directing that the amendment

---

[3] 159 A2d 288 (Del. Ch. 1960).

[4] *Id* at 290-291.

[5] C.A. No. 5817 (Del. Sup. Ct. Nov. 23, 2010).

[6] *Id* at 23.

proposed be considered at the next annual meeting of the stockholders." The Board has not adopted a resolution setting forth the Proposal, declared its advisability and directed that the Proposal be considered at the 2012 Annual Meeting.

This letter also serves as the opinion of Fulbright & Jaworski L.L.P. that, for the reasons provided herein, the implementation of the Proposal would cause a violation of Delaware law.

Since the Proposal, if implemented, would cause the Company to violate Delaware law, the Proposal is excludable under Rule 14a-8(i)(2).

**IV. The Proposal may be excluded because the Company lacks the power or authority to implement the Proposal.**

A shareholder proposal may be excluded under Rule 14a-8(i)(6) if "the company would lack the power or authority to implement the proposal." As the Staff has held on numerous occasions, Rule 14a-8(i)(6) applies to a shareholder proposal that, if adopted by the company's stockholders, would cause the company to violate applicable state law. *See,* e.g., *Ball Corp.* (Jan. 25, 2010); *Schering-Plough Corp.* (Mar. 27, 2008), *Noble Corp.* (Jan. 19, 2007); *SBC Communications Inc.* (Jan. 11, 2004); and *Xerox Corp.* (Feb. 23, 2004). As discussed above, it is beyond the power of the Board to achieve what the Proposal purports to require it to do (*i.e.*, have all directors stand for elections annually and reduce the maximum number of directors serving on the Board to seven, all commencing no later than the 2012 Annual Meeting). Because the Company lacks the power or authority to implement the Proposal, the Proposal is also excludable under Rule 14a-8(i)(6).

**V. The Proposal may be excluded because it falls into one of the enumerated exclusions under Rule 14a-8(i)(8).**

A shareholder proposal may be excluded under Rule 14a-8(i)(8) if, among other things, it would remove a director from office before his or her term expired. The predecessor to Rule 14a-8(i)(8) provided that a proposal could be omitted from proxy materials if the proposal "relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election." In the Commission's final rule, *Facilitating Shareholder Director Nominations*, Exchange Act Release No. 33-9136 (Aug. 25, 2010), the Commission indicated that the text of Rule 14a-8(i)(8) was amended in order to codify prior Staff no-action letters and interpretations with respect to the types of proposals that would continue to be excludable pursuant to Rule 14a-8(i)(8). For instance, it has been a long-standing position of the Staff that proposals which have the purpose, or that could have the effect, of prematurely removing a director from office before his or her term expired are excludable. *See,* e.g., *Royal Caribbean Cruises Ltd.* (Mar. 9, 2009); *Dollar Trees Stores Inc.* (Mar. 7, 2008); *Hilb Rogal & Company* (Mar. 3, 2008); *Peabody Energy Corporation* (Mar. 4, 2005); *FirstEnergy Corp* (Mar. 17, 2003); *Sears Roebuck and Co.* (Feb. 17, 1989); and *American Information Technologies Corp.* (Dec. 13, 1985).

In this case, the Proposal is seeking to have all directors stand for elections annually, commencing no later than the 2012 Annual Meeting. As described in some detail above, this would necessarily mean that some of the Company's directors would, in effect, be removed from office before his or her term expired. As a result, the Proposal is excludable under Rule 14a-8(i)(8) as well.

## CONCLUSION

For the foregoing reasons, the Company respectfully requests that the Staff confirm that it would not recommend enforcement action if the Company omits the Proposal from its 2012 Proxy Materials.

If you have any questions or require any further information, please contact the undersigned at wnimetz@fulbright.com or by telephone at (212) 318-3384. If the Staff is unable to concur with the Company's conclusions without additional information or discussions, the Company respectfully requests the opportunity to confer with members of the Staff prior to the issuance of any written response to this letter.

Very truly yours,

Warren J. Nimetz

WJN
Enclosures
cc: Elroy G. Roelke
RTIX Shareholders Committee

**EXHIBIT A**

***Letter, dated November 30, 2011, from Elroy G. Roelke on Behalf of the RTIX Shareholders Committee***

RTIX SHAREHOLDERS COMMITTEE
C/O ELROY G. ROELKE, ESQ.
100 COLLINS DRIVE
SHERMAN, TX 75092-3908
Phone: 903-892-3587 ***FISMA & OMB Memorandum M-07-16***

November 30, 2011

Chairman and Director Dean H. Bergy;
President and Director Brian K. Hutchison;
Directors Julianne M. Bowler, Phillip R. Chapman, Roy D. Crowninshield, Peter F. Gearen, M.D., Gregory P. Rainey, Adrian J.R. Smith;
Shareholders of RTIX
c/o RTI Biologics, Inc.
11621 Research Circle
Alachua, Fl 36215

Re: Committee's Comments on Operations, Request for Answers to Certain Questions and Request for Inclusion of Stated Proposals for Shareholder Vote at Next Annual Shareholders Meeting.

Dear Directors:

The Company's improved third quarter 2011 results, while welcome, have not, in any way, diminished the Shareholder Committee's concerns regarding the past, present and future direction of the Company. (Note: "Shareholder" has the same meaning as "Stockholder" referred to in the Certificate of Incorporation) We raise these concerns, offer some comments, seek prompt answers to some specific questions and request that appropriate actions be taken.

It appears that the Board continues to defer to management and thus fails to provide adequate oversight to either the Tutogen acquisition or the Athersys investment. The Board should require management to establish a strategic plan and, once adopted, then closely monitor adherence to that plan. These oversight failures are reflected in the minuscule profitability and enterprise value of the Company. There are no other explanations. Management indicates that it is on the lookout for additional acquisitions. Considering management's track record this would be a waste of resources that could be better invested elsewhere.

The most important acquisition under current management's watch was Tutogen. What should have been accretive quickly deteriorated, fueled by unnecessary layers of junior managers and failure to leverage the newly acquired assets. The $3 mil invested in Athersys would have been better spent on sales and marketing activities for Tutoplast and Biocleanse products.

Another example of inept management practices is exemplified by the slow sale of excess inventory. Excess inventory built up over the course of many quarters when management failed to grasp the markets for which they were producing products.

Commenting on the public information filed with the SEC over the past several years, a former Company executive and current shareholder said:

> "It would be difficult not to be of the same mind with the Shareholder Committee's objectives and proposals. The public records show, unequivocally, that RTI Biologics enterprise value and shareholder value creation have been disappointing for many years and consistently underperforming the industry. History shows, overwhelmingly, that gradual governance change rarely works. There has to be an entire break with the past, however traumatic it may be. Temptation to compromise though, is always great. From the shareholders' perspective, it would not be unreasonable to conclude that the current

Board's ineffectiveness will continue, and that only more of the same can be expected going forward. Shareholders want their Board representatives to create increasing business value in absolute and relative terms. In this fiduciary duty, based on the public information, the RTI Biologics Board appears to have failed its duty."

The Shareholder Committee has also consulted with some of the founders and prior investors of RTI, seeking their critical assessment regarding the impaired health of the Company and what treatments might be applied that could create the robust growth that the Company's merger of Tutogen should have ushered in. The common response was that the company's operational methods were bureaucratic and needed to be upgraded.

We respectfully request answers to the following questions:

- What is the difference between Biocleanse and Tutoplast product lines and why is there not a separate strategy for each?
- What really happened to the Medtronic contract?
- Since almost every dental surgery needs some kind of membrane, why has Zimmer not concentrated on marketing and selling RTI's bio-membranes?
- Why is the international business down almost 30%?
- What has happened to the French subsidiary?
- Why hasn't Germany improved and why is it not marketing Biocleanse and Tutoplast after 3 years?
- What has happened to Tutogen's hernia repair business with Davol?
- Where has all the Company's enterprise value gone to and why?

We have heard that management has indicated to analysts, that it has a standing low-ball offer for the Company. Sadly, if such is true, it reflects the very low outstanding opinion of the Company's performance in the past, at the present time, and for the future.

In view of our stated concerns, and the Company's inadequate disclosures which prompted the above questions, we are of firm belief that significant changes are in order and we request that the following be included in the Agenda and Proxy Statement for the next Annual Shareholders Meeting:

- A proposal to amend the Certificate of Incorporation to eliminate staggered Director terms and to restructure the current Board by a reduction in size to a maximum of 7 directors (see Stockholders Resolution attached hereto).

Further, The Committee has developed a list of individuals, including former Executives and Directors from both Tutogen and RTI Biologics who have indicated their availability as Advisors and to stand for election as Directors. The Committee requests that it be given the opportunity to present these individuals to the Directors and/or to the Nominating & Governance Committee for their consideration as candidates for available Directorships at the next Shareholder Meeting.

Thank you for your consideration of these matters and for prompt and fair action to our requests. If you have need for further information, please advise. If you have objections to these requests and propose to seek SEC consent to decline further action, the Committee would appreciate the courtesy of prior notification and the opportunity to discuss your concerns with the goal of reaching a mutually satisfactory resolution that would be in best interests of the Company.

Respectfully

RTIX Shareholders Committee

By: [signature]

Elroy G. Roelke, Committee Secretary and Member

Attachment: Stockholders Resolution

Copy to: Corporate Secretary, RTI Biologics, Inc

## STOCKHOLDERS RESOLUTION
## TO
## AMEND ARTICLE #7
## OF THE
## RTI BIOLOGICS, INC.
## AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

**Resolved**, in order to have a more efficient Board of Directors and to obtain quicker response to the goals and requirements of the stockholders for a profitable business enterprise, the provisions relative to the Board of Directors, stated and identified in the Amended and Restated Certificate of Incorporation as "Seventh: Classification of Board of Directors" with no limits on the number of Directors and establishing 3 year terms therefor, are herewith revoked in their entirety and are replaced and superseded by the following provisions:

"**Seventh: Board of Directors.** The business and affairs of the Corporation shall be managed by and under the direction of a Board of Directors duly elected by the stockholders, which Board shall exercise all the powers of the Corporation except as such are by Law, the Certificate of Incorporation, or the Bylaws of the Corporation, conferred upon or reserved to the stockholders of the Corporation. The number of Directors, election thereof, terms of office, and authority to adopt and amend the Bylaws shall be as follows:

" (a) **Number.** The number of directors of the Corporation commencing with the annual stockholder meeting in the year 2012 shall be seven (7). Such number of directors may be decreased or increased from time to time as provided in the Bylaws so long as the number of directors shall not be less than five (5) nor more than seven (7) and no decrease shall have the effect of shortening the term of any incumbent director elected by the stockholders.

" (b) **Election and Term.** Each director shall be elected at the annual meeting of stockholders to serve a one-year term ending on the date of the next annual meeting of stockholders following the date at which the director was elected, and until his or her successor is elected and qualified or until his or her death, retirement, or resignation.

" (c) **Vacancies.** Any vacancy on the Board of Directors may be filled by a majority of the remaining directors then in office although less than a quorum, or by a sole remaining director. The term of any director selected by the Board of Directors to fill a vacancy shall expire at the next stockholders' meeting at which directors are elected.

" (d). **Bylaws.** The Board of Directors shall have the power to adopt, amend or repeal the Bylaws of the corporation; provided, the stockholders shall also have the power to adopt, amend or repeal the Bylaws of the corporation and the Board of Directors may not repeal or amend any Bylaw provision that the stockholders have expressly enacted without ratification by the stockholders. No Bylaw hereafter legally adopted, amended, altered or repealed shall invalidate any prior act of the directors or officers of the Corporation that would have been valid if such Bylaw had not been adopted, amended, altered or repealed."

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